UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Date: September 30, 2006

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93
4 - NIRE (State Registration Number) 353.001.861.33

01.02 - HEAD OFFICE

1 - ADDRESS Rua Gomes de Carvalho, 1510 14º andar – Conjunto 2			2 - DISTRICT Vila Olímpia
3 - ZIP CODE 04547-005	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 019	7 - TELEPHONE 3756-8018	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -
15 - E-MAIL ri@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME José Antonio de Almeida Filippo
2 – ADDRESS Rodovia Campinas Mogi-Mirim, 1755, Km 2,5			3 - DISTRICT Jardim Santana
4 - ZIP CODE 13088-900	5 - CITY Campinas			6 - STATE SP
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -
16 - E-MAIL jfilippo@cpfl.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2006	12.31.2006	3	07.01.2006	09.30.2006	2	04.01.2006	06.30.2006
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11. PARTNER IN CHARGE Walbert Antonio dos Santos					12 - CPF (INDIVIDUAL TAX ID) 867.321.888-87

01.05 - CAPITAL STOCK

Number of Shares (in units)	1 – Current Quarter 09.30.2006	2 –Previous Quarter 06.30.2006	3 – Same Quarter of Last Year 09.30.2005
Paid-in Capital
1 - Common	479,756,730	479,756,730	460,894,313
2 - Preferred	0	0	0
3 - Total	479,756,730	479,756,730	460,894,313
Treasury Stock
4 - Common	0	0	1
5 - Preferred	0	0	0
6 - Total	0	0	1

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 3120 – Administration and Participation Company - Electric Energy
5 - MAIN ACTIVITY Holding
6 - CONSOLIDATION TYPE Full
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	08.09.2006	Dividend	09.29.2006	ON	1.2756068650

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN UNITS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 11.09.2006	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 09/30/2006	4 - 06/30/2006
1	Total assets	5,328,636	5,575,292
1.01	Current assets	108,424	726,012
1.01.01	Cash and banks	4,803	4,907
1.01.02	Credits	101,300	719,005
1.01.02.01	Dividends and interest on shareholders’ equity	29,530	636,399
1.01.02.02	Other Receivables	0	2
1.01.02.03	Financial Investments	27,401	25,053
1.01.02.04	Recoverable taxes	44,369	57,551
1.01.03	Materials and Suppliers	0	0
1.01.04	Other	2,321	2,100
1.01.04.01	Derivative contracts	1,921	1,700
1.01.04.02	Other credits	400	400
1.02	Noncurrent assets	164,767	171,946
1.02.01	Other receivables	164,767	171,946
1.02.01.01	Financial Investments	104,461	105,796
1.02.01.02	Recoverable Taxes	2,787	2,787
1.02.01.03	Deferred Taxes	57,519	63,363
1.02.02	Related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	0	0
1.03	Permanent assets	5,055,445	4,677,334
1.03.01	Investments	5,054,993	4,675,489
1.03.01.01	Associated companies	0	0
1.03.01.02	Investments in subsidiaries	5,054,221	4,647,565
1.03.01.02.01	Permanent equity interests	3,543,418	3,115,154
1.03.01.02.02	Goodwill and negative goodwill	1,510,803	1,532,411
1.03.01.03	Other investments	772	27,924
1.03.02	Property, plant and equipment	137	137
1.03.03	Deferred charges	315	1,708

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 09/30/2006	4 - 06/30/2006
2	Total liabilities	5,328,636	5,575,292
2.01	Current liabilities	68,671	762,564
2.01.01	Loans and financing	8,559	93,194
2.01.01.01	Accrued interest on debts	63	49
2.01.01.02	Loans and financing	8,496	93,145
2.01.02	Debentures	0	0
2.01.03	Suppliers	1,366	1,558
2.01.04	Taxes and social contributions payable	14,107	15,065
2.01.05	Dividends	6,986	614,946
2.01.06	Reserves	0	0
2.01.07	Due to Related parties	1	1
2.01.08	Other	37,652	37,800
2.01.08.01	Payroll	10	9
2.01.08.02	Accrued liabilities	5	9
2.01.08.03	Derivative contracts	36,778	36,921
2.01.08.04	Other Accounts Payable	859	861
2.02	Long-term liabilities	17,132	16,656
2.02.01	Loans and financing	0	0
2.02.02	Debentures	0	0
2.02.03	Reserves	17,132	16,656
2.02.03.01	Reserve for Contingencies	17,132	16,656
2.02.04	Due to Related parties	0	0
2.02.05	Other	0	0
2.02.05.01	Derivative contracts	0	0
2.03	Deferred income	0	0
2.05	Shareholders’ equity	5,242,833	4,796,072
2.05.01	Capital	4,734,790	4,734,790
2.05.01.01	Capital	4,734,790	4,734,790
2.05.01.02	Treasury shares	0	0
2.05.02	Capital Reserves	16	16
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	61,266	61,266
2.05.04.01	Legal	61,266	61,266
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Retained earnings	446,761	0

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2006 to 09/30/2006	4 - 01/01/2006 to 09/30/2006	5 - 07/01/2005 to 09/30/2005	5 - 01/01/2005 to 09/30/2005
3.01	Operating revenues	0	0	0	0
3.02	Deductions from operating revenues	0	0	0	0
3.03	Net operating revenues	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross operating income	0	0	0	0
3.06	Operating expenses/income	405,923	1,137,896	242,197	648,158
3.06.01	Sales and Marketing	0	0	0	0
3.06.02	General and administrative	(2,709)	(9,570)	(1,791)	(5,612)
3.06.03	Financial	(20,040)	65,265	(2,708)	(19,888)
3.06.03.01	Financial income	8,388	168,579	16,664	119,863
3.06.03.01.01	Interest on Shareholders’ equity	0	81,500	0	80,273
3.06.03.01.02	Other financial expenses	8,388	87,079	16,664	39,590
3.06.03.02	Financial expenses	(28,428)	(103,314)	(19,372)	(139,751)
3.06.03.02.01	Interest on Shareholders’ equity	0	0	0	(76,920)
3.06.03.02.02	Goodwill amortization	(22,058)	(64,622)	(13,954)	(40,829)
3.06.03.02.03	Other financial expenses	(6,370)	(38,692)	(5,418)	(22,002)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0

1 – Code	2 – Description	3 - 07/01/2006 to 09/30/2006	4 - 01/01/2006 to 09/30/2006	5 - 07/01/2005 to 09/30/2005	5 - 01/01/2005 to 09/30/2005
3.06.06	Equity in subsidiaries	428,672	1,082,201	246,696	673,658
3.06.06.01	Companhia Paulista de Força e Luz	249,405	569,705	180,613	475,795
3.06.06.02	Companhia Piratininga de Força e Luz	99,088	234,938	62	84
3.06.06.03	CPFL Geração de Energia S.A.	34,129	117,430	31,821	85,454
3.06.06.04	CPFL Comercialização Brasil S.A.	37,085	146,258	34,200	112,325
3.06.06.05	CPFL Serra Ltda	8,877	13,023	0	0
3.06.06.06	CPFL Comercialização Cone Sul S.A.	91	850	0	0
3.06.06.07	CPFL Missões Ltda	(3)	(3)	0	0
3.07	Income (loss) from operations	405,923	1,137,896	242,197	648,158
3.08	Nonoperating income/expense	60,594	60,594	(21)	(648)
3.08.01	Income	62,747	62,747	(21)	10
3.08.02	Expenses	(2,153)	(2,153)	0	(658)
3.09	Income before taxes on income and minority interest	466,517	1,198,490	242,176	647,510
3.10	Income tax and social contribution	(13,912)	(43,767)	(2,212)	(3,596)
3.10.01	Social contribution	(3,363)	(9,974)	(563)	(931)
3.10.02	Income Tax	(10,549)	(33,793)	(1,649)	(2,665)
3.11	Deferred tax	(5,844)	(14,481)	0	0
3.11.01	Deferred Social Contribution	(1,441)	(4,275)	0	0
3.11.02	Deferred income tax	(4,403)	(10,206)	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders’ equity	0	(81,500)	0	(3,353)

3.15	Net income (loss) for the period	446,761	1,058,742	239,964	640,561
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	479,756,730	479,756,730	460,894,312	460,894,312
	INCOME PER SHARE	0.93122	2.20683	0.52065	1.38982
	LOSS PER SHARE

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following operational subsidiaries, allocated by line of business:

		September 30,2006		June 30,2006

		Equity Interest - %		Equity Interest - %

Subsidiary	Consolidation		Indirect		Indirect
	Method	Direct	(*)	Direct	(*)

Energy Distribution
Companhia Paulista de Força e Luz ("CPFL Paulista")	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Full	100.00	-	100.00	-
Rio Grande Energia S.A. ("RGE")	Full	-	99.76	-	99.76

Energy Generation
CPFL Geração de Energia S.A. ("CPFL Geração")	Full	100.00	-	100.00	-
CPFL Centrais Elétricas S.A. ("CPFL Centrais Elétricas")	Full	-	100.00	-	100.00
SEMESA S.A. ("SEMESA")	Full	-	100.00	-	100.00
CPFL Sul Centrais Elétricas Ltda. ("CPFL Sul Centrais
Elétricas")	Full	-	100.00	-	100.00
CERAN - Companhia Energética Rio das Antas ("CERAN")	Proportionate	-	65.00	-	65.00
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Proportionate	-	66.67	-	66.67
Campos Novos Energia S.A. ("ENERCAN")	Proportionate	-	48.72	-	48.72
BAESA - Energética Barra Grande S.A. ("BAESA")	Proportionate	-	25.01	-	25.01
Makelele Participações S.A. ("Makelele")	Full	-	100.00	-	100.00

Energy Commercialization
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Full	100.00	-	100.00	-
Clion Assessoria e Comercialização de Energia Elétrica Ltda.
("Clion")	Full	-	100.00	-	100.00
Sul Geradora Participações S.A. ("SGP")	Full	-	99.95	-	99.95
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Full	100.00	-	100.00	-

Holdings
CPFL Serra Ltda. ("CPFL Serra")	Full	100.00	-	100.00	-
CPFL Missões Ltda. ("CPFL Missões")	Full	100.00	-	100.00	-
Nova 4 Participações Ltda. ("Nova 4")	Full	100.00	-	100.00	-

(*) Refer to the interests held by direct subsidiaries.

A meeting of the Board of Directors held on March 29, 2006 approved the implementation of the first stage of the Corporate Reorganization process, which separates the corporate participations held by the subsidiary CPFL Paulista in the companies CPFL Piratininga, Companhia de Gás de São Paulo – COMGAS (“COMGAS”) and Energias do Brasil S.A. (“Energias do Brasil”), in compliance with the provisions of Law nº 10.848/04 and ANEEL Resolution Authorizing nº 305/05 and in accordance with National Electric Energy Agency “ANEEL” Order nº 454/06.

This stage of the Corporate Reorganization consisted of a reduction in the capital of the subsidiary CPFL Paulista, approved in the Extraordinary General Meeting held on April 13, 2006, without cancellation of shares and through the return to the Company, holder of 100% of the capital of CPFL Paulista, of the assets represented by the investments in the companies mentioned above, with a total book value of R$ 413,288. These assets were evaluated at book values, in accordance with the Evaluation Report prepared by specialists as of December 31, 2005. The Interim Financial Statements as of June 30 and September 30, 2006 reflect this operation and the individual balances of the parent company reflect the direct impacts of these investments, which were previously shown through the subsidiary CPFL Paulista.

The assets previously held directly by the subsidiary CPFL Paulista and transferred to the direct control of CPFL Energia, in accordance with the report, are as follows:

Book Value
As of December 31,
Description	2005

Investment CPFL Piratininga	230,538
Goodwill CPFL Piratininga	154,826
Investment COMGÁS	27,152
Investment Energias do Brasil	772

Total	413,288

On June 23, 2006, CPFL Energia acquired from the Public Service Enterprise Group (“PSEG”) 100% of Ipê Energia Ltda. (“Ipê”), PSEG Trader S.A and PSEG Brasil Ltda. The names of these companies were changed to CPFL Serra Ltda., CPFL Comercialização Cone Sul S.A. and CPFL Missões Ltda., respectively. Since this acquisition, CPFL Energia holds 99.76% of RGE, through its subsidiaries CPFL Paulista (67.07%) and CPFL Serra (32.69%), as well as 99.95% of the capital of Sul Geradora, through the subsidiaries CPFL Brasil (67.20%) and CPFL Serra (32.75%) .

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

The parent company's and consolidated interim financial statements have been prepared in accordance with principles, practices and criteria consistent with those adopted for preparing the prior year’s financial statements and interim financial statements as of March 31, 2006 and June 30, 2006 and should be analyzed together. These interim financial statements are presented in thousands of Brazilian reais and were prepared in accordance with generally accepted accounting principles in Brazil, in accordance with the Accounting Manual of the Public Electric Energy Service, as defined by ANEEL and the standards published by the Brazilian Securities Commission (“CVM”).

In order to improve the information presented to the market, as supplementary information, the Cash Flow Statements of the parent company and consolidated are being presented for the nine month period ended September 30, 2006 and 2005 (note 35).

The Cash Flow Statements were prepared in accordance with the criteria established by FAS 95 – Statement of Cash Flows, with respect to the presentation format, within the context of registering the Company's financial statements with the Securities and Exchange Commission (“SEC”).

Consolidation Principles

The consolidated interim financial statements includes the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Brasil, CPFL Serra, CPFL Missões and Nova 4. The asset, liability and income balances were fully consolidated. Prior to consolidation into the Company's financial statements, the financial statements of CPFL Paulista, CPFL Geração and CPFL Brasil were consolidated with those of their subsidiaries, fully or proportionally (joint subsidiaries), according to the rules defined in CVM Instruction No. 247/96.

With the acquisition of CPFL Serra in June 2006, the indirect subsidiaries RGE and SGP no longer consolidate its balance sheet and income statement proportionally, but rather fully. This transaction impacted the balance sheet and the income statement since June 2006.

(3) REGULATORY ASSETS AND LIABILITIES

	Consolidated

	Current		Noncurrent

	September	June	September	June
	30, 2006	30,2006	30, 2006	30,2006

Assets

Consumers, Concessionaires and Licensees (note 5)
Extraordinary Tariff Adjustment (a)	233,673	235,810	33,229	84,681
Free Energy (a)	126,370	131,030	116,768	129,550
Tariff Review - Depreciation (b.1)	-	-	43,108	39,655
Tariff Review - Remuneration Base (b.1)	26,970	-	-	-
Tariff Adjustment - TUSD (b.2)	17,842	12,710	7,379	4,455
PIS and COFINS - Generators pass-through (b.2)	609	2,831	-	-

Deferred Costs Variations (note 10)
Parcel "A" (a)	63,301	34,183	479,670	490,306
CVA (c)	279,848	286,082	36,604	142,644

Prepaid Expenses (note 11)
Tariff adjustment – Purchase Itaipu (b.2)	29,176	39,645	-	-
Tariff adjustment – Other (b.2)	3,156	4,223	2,040	-
PIS and COFINS - Generators pass-through (b.2)	31,943	28,056	-	-
Increase in PIS and COFINS (b.3)	48,713	22,759	10,195	11,409
Surplus Energy (b.4)	36,958	33,079	3,327	11,408
Low Income Consumers' Subsidy - Losses (d)	47,181	47,494	-	-

Liabilities

Suppliers (note 19)
Free Energy (a)	(129,304)	(133,163)	(132,116)	(141,604)
PIS and COFINS - Generators pass-through (b.2)	(634)	(2,536)	-	-

Deferred Gains Variations (note 10)
Parcel "A" (a)	-	-	(11,961)	(11,553)
CVA (c)	(129,914)	(120,027)	(47,964)	(91,123)

Other Accounts Payable (note 25)
Tariff Review - Return (b.1)	(8,252)	(38,351)	-	-
PIS and COFINS - Generators pass-through (b.2)	(26,133)	(26,158)	-	-
Increase in PIS and COFINS (b.3)	(30,842)	-	-	-
Low Income Consumers' Subsidy - Gains (d)	(3,583)	(4,077)	-	-

Total	617,078	553,590	540,279	669,828

a) Rationing

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption which remained in effect between June 2001 and February of 2002, an agreement was signed between the generators, power distributors and the Federal Government, called the "Overall Agreement for the Electric Energy Sector", which introduced, as a mechanism to reimburse the losses incurred by the electrical sector with this program, an Extraordinary Tariff Increase of 2.9% on electric power supply tariffs to residential consumers (except those considered to be a "low income consumer"), rural and public lighting and 7.9% for all other consumers.

This tariff adjustment is being offset against the regulatory assets recorded by the subsidiaries in relation to the Extraordinary Tariff Adjustment (RTE) and Free Energy. The periods stipulated for realizing the regulatory assets relating to RTE and Free Energy for the subsidiaries CPFL Paulista and CPFL Piratininga are 72 and 61 months respectively, as from January 1, 2002. After this period, offsetting of Parcel “A” will commence, using a mechanism similar to that of the Extraordinary Tariff Adjustment, except in respect of the recovery period not defined by ANEEL.

As of September 30, 2006 the subsidiaries established a provision for losses on the realization of the Extraordinary Tariff Adjustment in the amount of R$ 127,812, set against accounts receivable, based on the projections of expected income by the subsidiaries and taking into account market growth, estimated inflation, interest and regulatory aspects.

In the case of the indirect subsidiary RGE, the Free Energy regulatory asset is derived from the allocation of its partial quota from Itaipu for the rationing program. As in the case of the RTE, the indirect subsidiary RGE and the subsidiary CPFL Geração have established an accumulated provision of R$ 10,560 for losses on realization of Free Energy.

As a result of court orders, the subsidiaries CPFL Paulista and CPFL Piratininga are prevented from pass-through on Free Energy amounts to certain generators, as certain sector agents have raised legal questions in respect of the free market regulations. Accordingly, the amounts received are greater than the amounts pass-through on to the generators up to September 30, 2006.

The movements of these regulatory assets and liabilities for the quarter ended September 30, 2006, net of the provision for losses, are as follows:

		Consolidated

		Free Energy

Description	RTE	Asset	Liability	Parcel "A"

Balances as of June 30, 2006	320,491	260,580	274,767	512,936
Monetary Restatement	15,383	9,460	9,663	18,074
Provision for losses	-	(303)	-	-
Realization/Payment	(68,972)	(26,599)	(23,010)	-

Balances as of September 30, 2006	266,902	243,138	261,420	531,010

b) Review and Adjustment Tariff

b.1) Tariff Review of 2003

CPFL Paulista

In April 2005, ANEEL approved the final results of the first periodic tariff review of April 2003, for the subsidiary CPFL Paulista, and determined that the electricity supply tariffs should be adjusted by 20.29% (which had been set provisionally at 21.10%) . In addition it established the Xe factor which reflects the productivity gains at 1.1352% to be applied as a reduction factor to the manageable costs “Parcel B”, for the subsequent Annual Tariff Increases until the next periodic review in April of 2008.

Accordingly, in order to reflect the final percentage, the subsidiary CPFL Paulista recognized a regulatory liability of R$ 48,888 in the first quarter of 2005, set against for Revenue from Electricity Sales (note 27), and amortized the entire liability in the same accounts up to April 2006.

Additionally the subsidiary CPFL Paulista recognized a regulatory asset of R$ 22,398 in the first quarter of 2005, set against Revenue from Electricity Sales (note 27), resulting from the difference between the tariff approved in the review of the regulatory depreciation rate of 4.64% p.a., used by ANEEL to calculate the reintegration quota, and the percentage of 4.85% p.a. calculated by the subsidiary CPFL Paulista based on information provided to the granting authority. The subsidiary CPFL Paulista is currently recognizing and restating this asset, as a result of the tariff lag caused by the difference between the two rates.

The ANEEL Economic and Financial Inspection Office carried out a specific inspection confirming the correctness of the percentage of 4.85% . Through Order nº 2.057, of September 5, 2006, ANEEL granted the administrative appeal filed by the parent company CPFL Paulista, accepting the request for a review of the calculation of the average depreciation rate used from 4.64% to 4.85% . According to this order, this regulatory asset will be taken into consideration in the next tariff adjustment.

CPFL Piratininga

Through Resolution of Approval nº 385, of October 19, 2006, and further to the request for reconsideration of the Tariff Review proposed by Bandeirante Energia S.A., ANEEL changed the amounts of the CPFL Piratininga remuneration base approved in October 2005, and consequently, the result of the first tariff review of October 2003, which had been final, became provisional. Through this change, ANEEL established that CPFL Piratininga's electricity supply tariffs should be adjusted by 10.14% (the percentage of 9.67% had been considered final). It also established the provisional value of the “Xe” factor, which reflects the productivity gains of 0.8571%, to be applied as a reduction factor to the “Parcel B” manageable costs for the subsequent annual tariff increases. The final percentage is to be established on definition of the final percentage of the tariff adjustment.

ANEEL Resolution nº 336, of August 16, 2001, referring to consent to the request for the partial spin-off of Bandeirante Energia S.A. and the partial transfer of its concession area to the subsidiary CPFL Piratininga, established that, in the first tariff review for these companies, the lower of the tariff adjustment for the two concessionaires will be applied. As Bandeirante obtained an index of 10.14% and the subsidiary CPFL Piratininga one of 11.52%, the index of 10.14% prevailed.

Accordingly, to reflect the new provisional percentage established by ANEEL, the subsidiary CPFL Piratininga recognized a regulatory asset of R$ 26,970 thousand, including the effects of PIS and COFINS, set against Revenue from Electricity Sales.

b.2) Tariff Adjustments of 2006

CPFL Paulista

Through Approving Resolution nº 313, of April 6, 2006, ANEEL established the average Annual Tariff Adjustment of the subsidiaries at 10.83%, of which 7.12% refers to the annual tariff adjustment and 3.71% to the financial components.

The financial components are the CVA, energy surpluses, restatement of purchase costs of energy from Itaipu, discount on collection of the TUSD, and other adjustment related to previous period.

In accordance with the Addendum to the Concession Contract signed on March 14, 2005, PIS and COFINS expense actually incurred by the subsidiary CPFL Paulista were included in the electricity supply accounts as from July 1, 2005, and are accordingly not included in the tariff mentioned above.

ANEEL also took into account of the provisions of art. nº.109 of Law nº 11,196/2005, which ordered the return by the generators of the amounts of R$ 32,869, received as a result of the effects of the increase in PIS and COFINS passed on to consumers during the previous tariff period. This return is being made in 12 monthly installments starting as from May 2006. Accordingly, the subsidiary CPFL Paulista recorded an asset, set against Cost of Electricity (note 28), equivalent to the amount to be reimbursed to consumers recorded in liabilities (note 25), set against Income (note 27). Additionally, on June 5, 2006, ANEEL ratified the amount to be returned by the generators to R$ 19,932, maintaining however the amount of R$ 32,869 to be refunded to the consumers. This difference will be reimbursed by ANEEL in the next tariff adjustment.

During the quarter, the subsidiary CPFL Paulista recorded the amount of R$ 4,990 (R$ 9,117 in the nine month period) relating to discounts given in the TUSD referring to supply of electric power from alternative sources, which will be received in the next tariff adjustment. This amount was recorded under “Consumers, Concessionaires and Licensees”, and set off against the respective “Operating Income” account.

CPFL Piratininga

Through Resolution of Approval nº 386, of October 19, 2006, ANEEL established the Annual Tariff Adjustment at an average percentage of 10.79%, of which 4.40% refers to the annual tariff adjustment and 6.39% to the additional financial components.

The financial components are basically the CVA, energy surpluses, increase in PIS and COFINS, discounts on collection of the Tariff for Use of the Distribution System – TUSD and the effects of the tariff review mentioned in the previous item.

In accordance with the Addendum to the Concession Contract signed on September 1, 2005, the PIS and COFINS expense actually incurred by the subsidiary CPFL Piratininga have been included in the electricity supply accounts as from October 23, 2005, and are accordingly not included in the tariff mentioned above.

ANEEL also took into account application of the provisions of art. 109 of Law nº 11.196/2005, which ordered the refund by the generators of the amount of R$ 7,764 received as a result of the effects of the increase in PIS and COFINS passed on to consumers during the previous tariff period. This refund is to be made in 12 monthly installments as from November 2006. Accordingly the subsidiary CPFL Piratininga recorded an asset, set against Cost of Electricity (note 28), equivalent to the amount to be reimbursed to consumers recorded in liabilities (note 25), set against Income (note 27).

As of September 30, 2006, the subsidiary CPFL Piratininga recorded the amounts of R$ 609 and R$ 634, corresponding respectively to Assets and Liabilities in respect of the increase in the PIS and COFINS rate of the Generators, in accordance with ANEEL Resolution of Approval nº 229, of October 18, 2005.

RGE

Tariff Adjustment

Through Approving Resolution nº 320, of April 18, 2006, ANEEL established the Annual Tariff Adjustment of the indirect subsidiary RGE, increasing the electricity tariffs by an average of 10.19%, consisting of 5.07% relating to the Annual Tariff Adjustment and 5.13% relating to the financial tariff components outside the annual adjustment. The main external components are the CVA and the discount on the TUSD.

ANEEL also advised, in Official Letter nº 177/ANEEL, of July 28, 2006, that there were errors in the adjustment calculation data base for the 2006 annual tariff adjustment of 10.19% of the indirect subsidiary RGE. The adjustments made to this calculation resulted in a new rate of 10.69%, and the difference between the rates will result in a regulatory asset of R$ R$ 7,678, to be restated pro rata in accordance with the IGP-M and approved for charging to consumers in the next tariff adjustment. Of the total amount mentioned, the indirect subsidiary RGE had recorded a pro rata asset of R$ 3,497 up to September 30, 2006, recorded in “Prepaid Expenses”, and set off against the “Operating Revenue” account.

The indirect subsidiary RGE recognized the amount of R$ 4,127 in the quarter (R$ 4,453 in the nine-month period), in relation to the discounts on the TUSD in respect of the supply of electricity from alternative sources to be approved in the next tariff adjustment. This amount was recorded in the “Consumers, Concessionaires and Licensees” account and set off against the respective “Operating Revenue” account.

In accordance with the Addendum to the Concession Contract signed on April 7, 2005, the PIS and COFINS expense actually incurred by the indirect subsidiary RGE was included in the electricity supply accounts as from July 1, 2005, and is accordingly not included in the above mentioned tariff.

b.3) Increase in PIS and COFINS

Refers to the difference between the costs relating to PIS and COFINS calculated by applying the current legislation, and those incorporated in the tariff.

Although the 2005 tariff adjustments already cover the majority of these costs, this matter should give rise to final regulation after the conclusion of the Public Hearing set up by ANEEL on July 20, 2005 (ANEEL call notice nº 014/2005). In view of their provisional nature, these amounts are subject to change at the time of the final approval by the regulatory agency.

CPFL Paulista

The constitution and realization of the asset were recorded in the account “Prepaid Expenses” (note 11), set against the respective “Deductions from Operating Income” accounts.

CPFL Piratininga

In accordance with Resolution of Approval nº 386, of October 19, 2006, ANEEL approved the amount of R$ 34,263 as realignment of tariffs with the PIS and COFINS costs, eliminating the amounts already taken into consideration in the 2005 tariff adjustment, and the amount of R$ 30,842 was recorded in the quarter in the “Prepaid expenses” account, in addition to the remaining balance, setting off the amount R$ 29,153 against the “Deductions from Operating Revenue” accounts, and R$ 1,689 against the Financial Income account.

In view of the provisional nature of these amounts, and considering the discussions in respect of the nature of the credit, the subsidiary CPFL Piratininga conservatively opted to record a liability of the same amount (Note 25), setting R$ 29,153 off against the “Deductions from Operating Revenue” accounts and R$ 1,689 against Financial Expense.

b.4) Energy Surpluses or Shortfalls

The electricity distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL. The distribution concessionaires are also guaranteed that costs or income derived from construction work or electricity shortfalls will be passed on to the tariffs, limited to 3% of the energy load requirement.

The constitution and amortization of the net energy surpluses or shortfalls of the distributors are recorded as “Prepaid Expenses” (note 11) and credited to “Cost of Electricity” (note 28).

The following table shows the movement of the items described above, related to Tariff Review and Adjustments that occurred during the quarter ended September 30, 2006:

	Consolidated

Description	Tariff Review Return (b.1)	Tariff Review -Remuneration Base (b.1)	Tariff Review Depreciation (b.1)	Tariff Adjustment - TUSD (b.2)	Tariff Adjustment -Other (b.2) (1)	Tariff Adjustment - Itaipu Purchase (b.2)	PIS and COFINS - Generators Pass- through (b.2)		Increase in PIS and COFINS (b.3)		Energy Surpluses or Shortfalls	Total

							Asset (2)	Liability (3)	Asset	Liability

Balance as of June 30, 2006	(38,351)	-	39,655	17,165	4,223	39,645	30,887	(28,694)	34,168	-	44,487	143,185

Constitution	-	26,970	2,622	10,781	3,470	-	9,025	(7,764)	30,842	(30,842)	1,926	47,030

Restatement	-	-	831	175	27	-	-	-	268	-	-	1,301

Amortization	30,099	-	-	(2,900)	(2,524)	(10,469)	(7,360)	9,691	(6,370)	-	(6,128)	4,039

Balance as of September 30, 2006	(8,252)	26,970	43,108	25,221	5,196	29,176	32,552	(26,767)	58,908	(30,842)	40,285	195,555

(1) The effects of amortizaion of the Tariff Adjustment are recorded in Operating Revenue (R$ 1,009), Deductions from Operating Revenue (R$ 945) and Operating Expense (R$ 570).
(2) The effects of the constitution of PIS/COFINS Generators Pass-through - Asset - are recorded in Operating Revenue at R$ 491 and Cost of Electric Energy at (R$ 8,534)
(2) The effects of the amortization of PIS/COFINS Generators Pass-through - Asset - are recorded in Operating Revenue at R$ (2,222) and under Accounts Receivable at R$ (5,138)
(3) The effects of the amortization of PIS/COFINS Generators Pass-through - Liability - is recorded in Operating Revenue at R$ (7,764)
(3) The effects of the amortization of PIS/COFINS Generators Pass-through - Liability - are recorded in Operating Revenue at R$ 7,789 and under Accounts Payable at R$ 1,902.

c) Deferred Tariff Costs and Gains Variations (“CVA”)

Refer to the mechanism for compensation of the variations in unmanageable costs incurred by the electric power distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of composing the tariffs for the annual tariff adjustments.

The following expenses are currently considered unmanageable costs: (i) tariff for electricity purchased, (ii) tariff for the electric energy transmission from Itaipu Binacional, (iii) System Service Charges, (iv) usage tariff for the transmission installations forming the basic network, (v) payment quota to the Fuel Consumption Account – CCC, (vi) payment quota to the Energy Development Account – CDE and (vii) Incentive Program for Alternatives to Electric Energy - PROINFA. The amounts included in the CVA are restated based on the SELIC rate.

During the quarter, the subsidiaries changed the CVA classifications corresponding to the transfers shown in the following table to improve the controls and presentation method. This transfer had not effect on the statement of operations, shareholders' equity and working capital of the subsidiaries.

	Consolidated

	ASSET

		Movements				Balance as

	Balance as of June 30, 2006					of
		Deferral	Amortization	Restatement	Transfer	September
						30, 2006

Detailing:
Energy Purchased	250,020	56,827	(21,545)	5,087	(98,262)	192,127
System Service Charge	62,059	(4,286)	(27,987)	2,305	25,996	58,087
Fuel Consumption Account – CCC	61,750	(7,597)	(16,924)	2,669	(15,312)	24,586
Energy Development Account - CDE	54,897	3,155	(18,032)	1,632	-	41,652

Total	428,726	48,099	(84,488)	11,693	(87,578)	316,452

	Consolidated

	LIABILITY

		Movements				Balance as

	Balance as of June 30, 2006					of
		Deferral	Amortization	Restatement	Transfer	September
						30, 2006

Detailing:
Energy Purchased	(194,435)	(46,896)	14,253	(3,138)	98,262	(131,954)
System Service Charge	(10,573)	(6,151)	104	(671)	(25,996)	(43,287)
Fuel Consumption Account – CCC	(6,142)	(10,842)	(847)	(118)	15,312	(2,637)

Total	(211,150)	(63,889)	13,510	(3,927)	87,578	(177,878)

d) Low Income Consumers’ Subsidy

Due to the new guidelines and criteria for classification of consumer units in the low-income residential sub-category, a lag was noted between the subsidies provided for and those built into the tariffs. As these differences affect the energy distribution concessionaires and their final consumers, ANEEL established a calculation methodology to facilitate settlement of accounts by means of pre-established liquidation criteria. In months in which the concessionaire records losses, the amount should be reimbursed through an economic subsidy from ELETROBRÁS, using resources from the Energy Developments Account – CDE. In months in which the concessionaire records gains, the amount should be reimbursed to the consumer by means of a reduction in the tariff adjustments. These differences were calculated on a monthly basis and are still pending to supervision by the regulatory agency.

The movements in the balances in the quarter as of September 30, 2006 are as follows:

	Consolidated

	Asset	Liability

Balances as of June 30, 2006	47,494	(4,077)
Loss (Gain) of Revenue	5,999	(238)
Amortization 2005 Tariff Increase	-	788
Receivables Approved by ANEEL	(6,312)	-
Monetary Restatement	-	(56)

Balances as of September 30, 2006	47,181	(3,583)

(4) CASH AND BANKS

	Parent Company		Consolidated

	September	June	September	June
	30,2006	30,2006	30,2006	30,2006

Bank deposits	4,628	4,819	188,724	134,462
Short-term financial investments	175	88	247,352	343,749

Total	4,803	4,907	436,076	478,211

The short-term financial investments correspond to operations with financial institutions under normal market conditions and rates, mainly remunerated based on the variation of the CDI, and are available for use in the operations of the Company and its subsidiaries.

(5) CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance mainly refers to electricity sales activities as of September and June 30, 2006, as follows:

	Consolidated

	Balances	Past due		Total

	Coming	Up to 90	More than	September	June
	due	days	90 days	30,2006	30,2006

Current
Consumer Classes
Residential	212,956	132,464	23,169	368,589	353,130
Industrial	177,248	77,487	55,495	310,230	300,093
Commercial	85,783	40,591	29,914	156,288	146,935
Rural	28,670	5,544	2,053	36,267	31,719
Public Administration	24,436	10,160	4,410	39,006	35,600
Public Lighting	27,278	5,241	48,512	81,031	79,136
Public Service	25,561	7,569	9,664	42,794	39,610

Billed	581,932	279,056	173,217	1,034,205	986,223
Unbilled	436,872	-	-	436,872	409,490
Extraordinary Tariff Adjustment (note 3.a)	233,673	-	-	233,673	235,810
Free Energy (note 3 a)	126,370	-	-	126,370	131,030
Tariff Adjustment - Remuneration
Base (note 3 b.1)	26,970	-	-	26,970	-
Tariff Adjustment - TUSD (note 3 b.2)	17,842	-	-	17,842	12,710
PIS and COFINS - Generators Pass-
through (note 3 b.2)	609	-	-	609	2,831
CCEE Transactions	14,101	-	-	14,101	14,638
Concessionaires and Licensees	38,935	13,281	105	52,321	52,979
Other	52,961	-	-	52,961	54,734

Total	1,530,265	292,337	173,322	1,995,924	1,900,445

Noncurrent
CCEE Transactions	43,443	-	-	43,443	43,508
Extraordinary Tariff Adjustment (note 3 a)	33,229	-	-	33,229	84,681
Free Energy (note 3 a)	116,768	-	-	116,768	129,550
Tariff Review - Depreciation (note 3 b.1)	43,108	-	-	43,108	39,655
Tariff Review - TUSD (note 3 b.2)	7,379	-	-	7,379	4,455

Total	243,927	-	-	243,927	301,849

Electric Energy Trading Chamber (“CCEE”) transactions

The amounts receivable refer to the trading of energy between distributors and concessionaires in the ambit of the Electric Energy Trading Chamber – CCEE, in the period September 2000 to December 2002, mainly comprising: (i) legal adjustments, established as a function of suits brought by agents in the sector; (ii) provisional registers established by CCEE; (iii) estimates made by the Company, for periods not yet provided by the CCEE; and (iv) amounts negotiated bilaterally pending settlement. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no provision was posted in the accounts.

Concessionaires and Licensees

Refers basically to balances receivable in respect of the supply of electricity to other Concessionaires and Licensees by the subsidiaries SEMESA and CPFL Brasil, as well as for various transactions that are being set off, through a settlement of accounts, against amounts payable by the subsidiary CPFL Piratininga.

(6) OTHER RECEIVABLES

	Consolidated

	September	June 30,
	30, 2006	2006

Current
Receivables from CESP	22,479	33,499
Employees	409	965
Advances - Fundação CESP	9,811	10,548
Other	7,880	3,926

Total	40,579	48,938

Noncurrent
Receivables from CESP	55,654	55,400
Other	1,146	1,116

Total	56,800	56,516

(7) FINANCIAL INVESTMENTS

	Parent Company		Consolidated

	September	June 30,	September	June 30,
	30, 2006	2006	30, 2006	2006

Current
Granting of Credit - CESP	27,401	25,053	27,401	25,053
Shares of CPFL Energia	-	-	-	15,115

Total	27,401	25,053	27,401	40,168

Noncurrent
Granting of Credit - CESP	104,461	105,796	104,461	105,796
Other	-	-	850	850

Total	104,461	105,796	105,311	106,646

Granting of Credit – CESP - The granting of credit was realized by the Company in April 2005 and refers to the Purchase and Sale of Electricity agreement between Companhia Energética de São Paulo - CESP (seller) and CPFL Comercialização Brasil S.A. (buyer), relating to the supply of electricity for a period of eight years. The total funds handed over by the Company to CESP will be settled with the funds derived from the acquisition of energy produced by CESP by CPFL Comercialização.

The granting of credit is subject to interest of 17.5% p.a., plus the annual variation in the IGP-M, and is amortized in monthly installments of amounts corresponding to the energy purchase transaction.

CPFL Energia shares - Until November 23, 2005, the subsidiary CPFL Paulista held its own issue shares. In the process of migration of the minority shareholders from the subsidiary CPFL Paulista to the Company, a reciprocal participation was established between the subsidiary (CPFL Paulista) and the parent company (CPFL Energia). Accordingly, in order to comply with the legislation, the subsidiary CPFL Paulista sold the shares on August 30, 2006, within the legally-established timeframe, for the amount of R$ 21,479, generating a gain on the transaction of R$ 6,364, recorded as Non-Operating Income.

(8) RECOVERABLE TAXES

	Parent Company		Consolidated

	September	June 30,	September	June 30,
	30, 2006	2006	30, 2006	2006

Current
Social Contribution Prepayments - CSLL	-	-	26	5,151
Income Tax Prepayments - IRPJ	196	-	330	13,221
Social Contribution and Income Tax	17,408	30,829	18,189	34,944
Withholding Income Tax - IRRF	26,693	26,649	64,657	64,357
ICMS (State VAT)	-	-	38,732	42,794
PIS (Tax on Revenue)	-	-	7,484	10,721
COFINS (Tax on Revenue)	8	8	35,642	47,130
INSS (Social Security)	-	-	473	667
Other	64	65	1,265	744

Total	44,369	57,551	166,798	219,729

Noncurrent
Social Contribution Tax - CSLL	-	-	22,431	22,053
Income Tax - IRPJ	-	-	9,342	10,928
PIS (Tax on Revenue)	2,787	2,787	3,900	3,900
COFINS (Tax on Revenue)	-	-	6,585	6,585
ICMS (State VAT)	-	-	55,487	51,833

Total	2,787	2,787	97,745	95,299

In the first half-year of 2006, the subsidiaries CPFL Piratininga and RGE recorded PIS and COFINS credits of R$ 19,885 and R$ 4,458, respectively, as a result of the final unappealable decision in favor of the suits challenging the legality of the increase in the calculation base for contributions to PIS and COFINS. The amount recorded in the subsidiary CPFL Piratininga refers to the suit of DRAFT I Participações S.A., which was merged by CPFL Piratininga in 2004. These amounts were fully offset in the quarter.

Additionally, in view of the final unappealable decision on the suits of the subsidiaries CPFL Piratininga and CPFL Paulista, which also challenged the legality of the increase in the calculation base for contributions to PIS and COFINS, the subsidiaries recorded the amounts of, R$ 4,541 and R$ 4,667, respectively, in the quarter as financial income (Note 30).

(9) ALLOWANCE FOR DOUBTFUL ACCOUNTS

Consolidated

Balance as of June 30,2006	(69,350)
Additional Allowance Recorded	(30,264)
Recovery of Revenue	8,524
Write-off of Accounts Receivable	8,727

Balance as of September 30,2006	(82,363)

(10) DEFERRED TARIFF COSTS AND GAINS VARIATIONS

	Consolidated

	ASSETS				LIABILITY

	Current		Noncurrent		Current		Long Term

	September	June 30,	September	June 30,	September	June 30,	September	June 30,
	30, 2006	2006	30, 2006	2006	30, 2006	2006	30, 2006	2006

Detailing:
Energy Purchased - Itaipu	60,420	44,832	215,492	228,086	96,405	12,676	30,894	791
System Service Charge	34,851	34,807	288	11,579	83	57	116	285
Transmission of Energy – Itaipu	3,470	3,495	3,318	6,526	21	-	21	-
Energy Purchased - Other	132,290	123,868	150,594	208,807	3,157	93,478	1,497	87,489
Fuel Consumption Account – CCC	35,303	44,450	104,977	129,060	1,629	6,143	1,008	-
Energy Development Account - CDE	37,083	38,997	4,569	15,900	-	-	-	-
Basic Network Charges	20,625	19,626	32,980	22,194	28,619	7,673	14,428	2,558
Global Reversal Reserve – RGR	1,066	576	1,231	1,643	-	-	11,440	11,050
Inspection Fee	408	220	470	628	-	-	521	503
Connection Charges	141	76	2,081	2,070	-	-	-	-
PROINFA	17,492	9,318	274	6,457	-	-	-	-

Total	343,149	320,265	516,274	632,950	129,914	120,027	59,925	102,676

Summary:
Parcel "A" (note 3 a)	63,301	34,183	479,670	490,306	-	-	11,961	11,553
CVA (note 3 c)	279,848	286,082	36,604	142,644	129,914	120,027	47,964	91,123

Total	343,149	320,265	516,274	632,950	129,914	120,027	59,925	102,676

(11) PREPAID EXPENSES

	Consolidated

	Current		Noncurrent

	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006

Tariff Review - Purchase Itaipu (note 3 b.2)	29,176	39,645	-	-
Tariff Review - Other (note 3 b.2)	3,156	4,223	2,040	-
PIS and COFINS - Generators Pass-Through
(note 3 b.2)	31,943	28,056	-	-
Increase in PIS and COFINS (note 3 b.3)	48,713	22,759	10,195	11,409
Surplus Energy (note 3 b.4)	36,958	33,079	3,327	11,408
Low Income Consumer Subsidy (note 3 d)	47,181	47,494	-	-
PROINFA	4,020	3,776	-	244
Other	6,838	6,955	9,724	6,775

Total	207,985	185,987	25,286	29,836

(12) DEFERRED TAXES

12.1 - Composition of the income tax and social contribution credits:

	Parent Company		Consolidated

	September	June 30,	September	June 30,
	30, 2006	2006	30, 2006	2006

Income Tax Credit on:
Tax Loss Carryforwards	44,511	49,033	104,597	133,438
Tax Benefit on Merged Goodwill	-	-	475,816	482,948
Temporarily Nondeductible Differences	4,283	4,164	177,001	191,012

Subtotal	48,794	53,197	757,414	807,398

Social Contribution Credit on:
Tax Loss Carryforwards	8,725	10,166	43,502	55,567
Tax Benefit of Merged Goodwill	-	-	164,338	166,800
Temporarily Nondeductible Differences	-	-	63,545	58,796

Subtotal	8,725	10,166	271,385	281,163

Other	-	-	2,696	-
Total	57,519	63,363	1,031,495	1,088,561

The tax benefit for the merged goodwill is derived from the mergers of the former controlling companies DOC 4 Participações S.A. and Draft I Participações S.A., into CPFL Paulista and CPFL Piratininga, respectively, and has been realized proportionally to the amortization of the merged goodwill, in accordance with the net projected profit of the subsidiaries during the remaining term of the concession. During 2006, the annual amortization rates were 5.151565% and 5.449291%, respectively.

The projections of future results that guide and support the establishing of deferred tax credits of the Company and the subsidiaries were approved by the Boards of Directors and examined by the Audit Committees.

12.2 - Temporary nondeductible differences:

	Consolidated

	As of September 30, 2006		As of June 30, 2006

	Income	Social	Income	Social
	Tax	Contribution	Tax	Contribution
	(IRPJ)	Tax (CSLL)	(IRPJ)	Tax (CSLL)

Reserve for Contingencies	40,084	14,885	60,498	12,478
Pension Plan Expenses	22,262	7,657	22,473	7,732
Allowance for Doubtful Accounts	22,924	8,251	20,533	7,391
Provision for losses on the realization of RTE	24,966	8,895	24,358	8,677
Research and Development and Energy
Efficiency Programs	48,009	17,283	47,100	16,956
Accounts Receivable from Government Entities	6,403	2,305	5,889	2,120
Profit Sharing	4,656	1,432	2,454	639
Other	7,697	2,837	7,707	2,803

Total	177,001	63,545	191,012	58,796

12.3 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for the quarters and nine month period ended September 30, 2006 and 2005:

	Consolidated

	Income Tax (IRPJ)

	2006		2005

	3rd Quarter	Nine Months	3rd Quarter	Nine Months

Income before IRPJ	708,041	1,691,755	409,663	985,117
Adjustments to Reflect Effective Rate:
- Goodwill Amortization	35,136	103,858	29,255	86,733
- Received Dividends	-	(4,667)	(3,015)	(7,723)
- Other Additions (Deductions), Net	4,364	8,810	9,433	27,552

Calculation base	747,541	1,799,756	445,336	1,091,679
Statutory Tax Rate	25%	25%	25%	25%

Total IRPJ	(186,885)	(449,939)	(111,334)	(272,920)

	Consolidated

	Social Contribution Tax (CSLL)

	2006		2005

	3rd Quarter	Nine Months	3rd Quarter	Nine Months

Income before CSLL	708,041	1,691,755	409,663	985,117
Adjustments to Reflect Effective Rate:
- Goodwill Amortization	15,605	46,815	15,892	45,871
- CMC Realization	4,643	14,551	5,954	18,677
- Received Dividends	-	(4,667)	(3,015)	(7,723)
- Other Additions (Deductions), Net	7,153	13,326	10,039	39,891

Calculation base	735,442	1,761,780	438,533	1,081,833
Statutory Tax Rate	9%	9%	9%	9%

Total CSLL	(66,190)	(158,560)	(39,468)	(97,365)

(13) OTHER CREDITS

	Consolidated

	Current		Noncurrent

	September	June 30,	September	June 30,
	30, 2006	2006	30, 2006	2006

Refinancing of Consumer Debts	55,260	49,410	109,354	114,571
Collateral linked to Foreign Currency Loans	7,090	5,954	62,951	55,784
Orders in Progress	10,477	9,498	-	-
Services Rendered to Third Parties	25,346	20,783	-	246
Reimbursement RGR	3,092	3,265	545	545
Assets and Rights for Disposal	-	-	2,283	2,283
Advance Energy Purchase Agreements	3,445	5,966	1,600	1,600
Other	8,110	8,276	4,125	2,141

Total	112,820	103,152	180,858	177,170

(14) INVESTMENTS

	Parent Company		Consolidated

	September	June 30,	September 30,	June 30,
	30, 2006	2006	2006	2006

Permanent Equity Interests	3,543,418	3,115,154	-	-
Goodwill / Negative Goodwill	1,510,803	1,532,411	2,302,730	2,337,417
Leased Assets	-	-	749,931	755,043
Other Investments	772	27,924	1,916	29,069

Total	5,054,993	4,675,489	3,054,577	3,121,529

Other - On September 4, 2006, the Company sold all the shares held in COMGAS. The investment was recorded at the acquisition cost of R$ 27,152, and was sold for R$ 89,899, resulting in the capital gain recorded as non-operating income of R$ 62,747.

14.1 - Permanent Equity Interests:

The principal information on the investments in Permanent Equity Interest is as follows:

Investment	Number of Shares held (a)	Share of Capital - %	As of September 30, 2006			September 30,2006	June 30,2006	3. Quarter of 2006	3. Quarter of 2005

			Capital	Shareholders Equity	Net Income (b)	Shareholders Equity Interest		Equity in Subsidiaries

CPFL Paulista	33,831,819	100%	920,747	1,705,449	249,405	1,705,449	1,456,045	249,405	180,613
CPFL Piratininga	53,031,259	100%	40,239	329,626	99,088	329,626	230,538	99,088	62
CPFL Geração	205,487,716	100%	1,039,618	1,140,457	34,129	1,140,457	1,106,328	34,129	31,821
CPFL Brasil	456	100%	456	37,632	37,085	37,632	548	37,085	34,200
CPFL Serra	310,629	100%	310,629	322,991	8,877	322,991	314,521	8,877	-
CPFL Cone Sul	23	100%	5,373	6,704	91	6,704	6,613	91	-
CPFL Missões	672	100%	672	558	(3)	558	560	(3)	-
Nova 4	1	100%	1	1	-	1	1	-	-

Total						3,543,418	3,115,154	428,672	246,696

(a) CPFL Serra, CPFL Missões and Nova 4 expressed in quotas.
(b) Net Income refers to the 3rd Quarter of 2006.

a) As mentioned in Note 1, was approved during the 1st quarter of 2006, the reduction of the capital of the subsidiary CPFL Paulista by transfer to the Company the investments that such subsidiary had in CPFL Piratininga, COMGAS and Energias do Brasil. The effects of these investments on the accounts as from January 1 were recorded directly by the Company.

In due course, the Company will inform the market in general of the implementation of the next and final stage of the Corporate Restructuring process, consisting of segregation of the shareholding of the subsidiary CPFL Paulista in the indirect subsidiary RGE. This reorganization will be made to comply with the requirements of Law 10.848/04 and ANEEL Authorizing Resolution nº 305/05.

b) As also mentioned in Note 1, in June 23, 2006, CPFL Energia acquired from Public Service Enterprise Group (“PSEG”) 100% of Ipê Energia Ltda. (“Ipê”), PSEG Trader S.A and PSEG Brasil Ltda. The names of these companies were changed to CPFL Serra Ltda., CPFL Comercialização Cone Sul S.A. and CPFL Missões Ltda., respectively. This acquisition left CPFL Energia with 99.76% of RGE through its subsidiaries CPFL Paulista (67.07%) and CPFL Serra (32.69%), and with 99.95% of Sul Geradora, through its subsidiaries CPFL Brasil (67.20%) and CPFL Serra (32.75%) . This operation was approved by ANEEL in May 2006, and the value of the acquisition was R$ 414,957, which includes R$ 1,355 in administrative acquisition costs. The net goodwill generated by the acquisition of these companies was R$ 98,617. CPFL Serra (formerly Ipê) also recorded goodwill of R$ 8,315 in respect of the acquisition of RGE shares. This goodwill was consolidated by the Company as from the date of acquisition of Ipê.

c) On August 8, 2006, the subsidiary CPFL Geração signed a Share Purchase and Sale Agreement with Companhia Estadual de Electricity - CEEE, for the acquisition of 55% of CEEE's participation in Foz do Chapecó, for the amount of R$ 8,972. As a result of this acquisition, the subsidiary CPFL Geração now holds an 85% participation in Foz do Chapecó, equivalent to an indirect participation of 51% in Consórcio Energético Foz do Chapecó. On that date an advance of R$ 1,795 was made to CEEE, recorded in noncurrent assets. This transaction is conditional on ANEEL approval, and only after this approval will the remaining portion be settled and the increased participation recorded.

d) On September 1, 2006, the subsidiary CPFL Brasil acquired a 32.75% participation in SGP from the subsidiary CPFL Serra. As a result of this acquisition CPFL Brasil now holds 99.95% of the capital of SGP. The value of the acquisition was R$ 37.

e) On September 1, 2006, the subsidiaries CPFL Serra and CPFL Missões reduce their capital by R$ 244,744 and R$ 18,788, respectively, with partial absorption of accumulated losses.

f) On June 20, 2006, through an explanatory note to the market, the Company advised that an increase had been noted in the water flow through one of the bypass tunnels of the Campos Novos hydroelectric plant, located on the Canoas River (SC), causing a lowering of the level of the reservoir; this was a localized occurrence and restricted to the structure of the bypass tunnel. On August 9, 2006, the Company informed the market that repairs to the bypass tunnel had already started. Further to these explanations, the Company advised that the work of rehabilitation of the bypass tunnels is proceeding to schedule and that filling the reservoir is scheduled to recommence in November 2006. Commercial generation will be dependent on reaching the minimum reservoir operating level, which is conditional on rainfall after closing the gates of the bypass tunnels (information not reviewed by the Independent Accountants).

14.2 – Goodwill and Negative Goodwill:

		Consolidated

		September 30,2006			June 30, 2006

	Investee	Historical	Accumulated	Net Value	Net Value
Investor		Cost	Amortization

CPFL Energia	CPFL Paulista	(12,828)	-	(12,828)	(12,828)
CPFL Energia	CPFL Paulista	1,074,026	(137,459)	936,567	950,399
CPFL Energia	CPFL Paulista	304,861	(14,112)	290,749	295,000
CPFL Energia	CPFL Geração	54,555	(3,844)	50,711	51,555
CPFL Energia	CPFL Piratininga	154,827	(7,063)	147,764	150,118
CPFL Energia	CPFL Serra (note 14.1)	100,062	(776)	99,286	99,613
CPFL Energia	CPFL Cone Sul (note 14.1)	(1,337)	-	(1,337)	(1,337)
CPFL Energia	CPFL Missões (note 14.1)	(109)	-	(109)	(109)
CPFL Serra	RGE	8,315	-	8,315	8,315
CPFL Paulista	RGE	756,443	(261,609)	494,834	502,143
CPFL Geração	SEMESA	426,450	(151,679)	274,771	280,485
CPFL Geração	Foz do Chapecó	770	-	770	770
CPFL Geração	ENERCAN	10,233	-	10,233	10,233
CPFL Geração	Barra Grande	3,081	(170)	2,911	2,965
CPFL Brasil	Clion	98	(15)	83	85
SEMESA	Makelele	10	-	10	10

TOTAL		2,879,457	(576,727)	2,302,730	2,337,417

The goodwill arising from acquisition of the equity interests in CPFL Paulista, RGE, CPFL Serra, CPFL Piratininga and SEMESA is amortized in proportion to the net income curves projected for the remaining term of the concession contract and for the indirect subsidiary SEMESA, the goodwill is amortized over the remaining period of the leasing contract.

The goodwill arising from the acquisitions of interests in Barra Grande, Foz do Chapecó and ENERCAN, jointly-controlled subsidiaries of CPFL Geração, is based on expected future income derived from the concession contracts and will be amortized over the term of these contracts, as from the beginning of commercial operation of the companies.

In 2006, amortization of the goodwill is calculated based on annual rates of 5.151565% for CPFL Paulista, 5.151565% for RGE, 2,98% for CPFL Serra, 5.449291% for CPFL Piratininga, 6.217084% for Geração, 6.698706% for SEMESA and 7.07548% for Barra Grande. These rates are subject to periodic review.

14.3 – Interest on Shareholders’ Equity and Dividend:

	Parent Company

	September 30, 2006	June 30, 2006

Interest on Shareholders’ Equity
CPFL Paulista	-	60,945
CPFL Piratininga	-	8,330

Subtotal	-	69,275

Dividend Receivable
CPFL Paulista	-	248,600
CPFL Piratininga	29,530	126,050
CPFL Geração	-	83,301
CPFL Brasil	-	109,173

Subtotal	29,530	567,124

Total	29,530	636,399

In the quarter ending September 30, 2006, the Company received R$ 606,869 as Intermediate Dividend and Interest on Shareholders’ Equity which was declared and provisioned at June 30, 2006.

14.4 - Leased Assets:

In consolidated, the leased assets refer principally to the assets of the Serra of Mesa Plant, owned by the subsidiary SEMESA and leased to the holder of the concession of the plant for a period of 30 years ending in 2028.

(15) PROPERTY, PLANT AND EQUIPMENT

	Consolidated

	September 30, 2006			June 30, 2006

	Historical	Accumulated	Net Value	Net Value
In Service	Cost	Depreciation

- Distribution	6,474,404	(3,372,166)	3,102,238	3,057,890
- Generation	766,130	(112,195)	653,935	618,311
- Commercialization	150,964	(60,067)	90,897	90,316
- Administration	192,160	(126,864)	65,296	67,778

	7,583,658	(3,671,292)	3,912,366	3,834,295

In Progress
- Distribution	252,503	-	252,503	236,656
- Generation	1,003,933	-	1,003,933	956,149
- Commercialization	8,603	-	8,603	8,286
- Administration	22,775	-	22,775	16,476

	1,287,814	-	1,287,814	1,217,567

Subtotal	8,871,472	(3,671,292)	5,200,180	5,051,862
Other Assets not Tied to the Concession	1,120,266	(655,342)	464,924	468,680

Total Property, Plant and Equipment	9,991,738	(4,326,634)	5,665,104	5,520,542

Special Obligations tied to the Concession			(714,005)	(703,244)

Net Property, Plant and Equipment			4,951,099	4,817,298

The average depreciation rate of the assets is approximately 5.2% p.a. for the distributors and 2.6% p.a. for the generators.

Other Assets not Tied to the Concession – Refer to the goodwill from the merger of jointly-controlled RGE, amortized over the remaining period of that company’s concession, in proportion to the net income curve projected for the period (annual rate of 2.9% in 2006). This rate is subject to periodic review.

(16) DEFERRED CHARGES

	Consolidated

	September 30, 2006			June 30, 2006

	Historical Cost	Accumulated	Net Value	Net Value
		Amortization

Pre-Operating Expenses in Service	38,062	(16,176)	21,886	25,656
Deferred Charges in Progress	21,151	(568)	20,583	24,003

Total	59,213	(16,744)	42,469	49,659

(17) INTEREST, LOANS AND FINANCING

	Consolidated

	September 30, 2006				June 30, 2006

	Interest	Principal		Total	Interest	Principal		Total

		Current	Long-term			Current	Long-term

LOCAL CURRENCY
BNDES - Power Increases (PCH's)	122	3,806	17,770	21,698	114	3,741	16,109	19,964
BNDES - Investiment	10,297	170,299	1,213,389	1,393,985	8,392	132,125	1,154,747	1,295,264
BNDES - Parcel "A", RTE and Free Energy	1,273	327,124	194,758	523,155	913	305,508	262,341	568,762
BNDES - CVA and Interministerial Ordinance 116	60	9,535	-	9,595	147	23,376	-	23,523
FIDC	16,127	22,469	-	38,596	23,053	40,064	-	63,117
Furnas Centrais Elétricas S.A.	-	-	117,116	117,116	-	-	110,856	110,856
Financial Institutions	1,458	15,758	300,268	317,484	4,657	15,613	298,410	318,680
Other	542	35,086	15,881	51,509	459	37,245	17,850	55,554

Subtotal	29,879	584,077	1,859,182	2,473,138	37,735	557,672	1,860,313	2,455,720

FOREIGN CURRENCY
Floating Rate Notes	-	-	-	-	92	38,957	-	39,049
IDB	884	1,788	77,662	80,334	810	-	79,088	79,898
Financial Institutions	4,836	94,799	236,252	335,887	2,637	177,525	77,591	257,753

Subtotal	5,720	96,587	313,914	416,221	3,539	216,482	156,679	376,700

Total	35,599	680,664	2,173,096	2,889,359	41,274	774,154	2,016,992	2,832,420

	Consolidated

	September	June
LOCAL CURRENCY	30, 2006	30, 2006	Remunaration	Amortization	Collateral

BNDES - Power Increases (PCH's)
CPFL Centrais Elétricas	7,992	8,558	TJLP + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Centrais Elétricas	486	532	UMBND + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Centrais Elétricas	4,143	4,390	TJLP + 4% p.a.	72 monthly installments from September 2004	Guarantee of CPFL Energia
CPFL Centrais Elétricas	632	683	UMBND + 4% p.a.	72 monthly installments from September 2004	Guarantee of CPFL Energia
CPFL Centrais Elétricas	4,428	3,534	TJLP + 4.3% p.a.	75 monthly installments from September 2007	Guarantee of CPFL Energia
CPFL Centrais Elétricas	4,017	2,267	TJLP + 4.3% p.a.	36 monthly installments from July 2008	Guarantee of CPFL Energia
BNDES - Investment
CPFL Paulista - FINEM I	19,696	26,065	TJLP + 3.25% p.a.	78 monthly installments from October 2000 and October 2001	Revenue
CPFL Paulista - FINEM II	226,001	205,963	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
RGE - FINEM	124,948	89,308	TJLP + 3.5% to 5.0% p.a.	monthly installments from October 2000 to December 2012	Revenue collection/Promissory Notes/Reserve Account
RGE - FINEM	10,699	12,039	UMBND + 4.5% p.a (1)	36 monthly installments from February 2006	Revenue collection/reserve account
CPFL Piratininga - FINEM	85,604	83,250	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
BAESA	185,273	183,037	TJLP + 3.125% p.a.	144 monthly installments from September 2006 and November 2006	Letters of Credit
BAESA	46,738	45,275	UMBND + 3.125% p.a.	144 monthly installments from November 2006	Letters of Credit
ENERCAN	379,076	368,626	TJLP + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
ENERCAN	28,606	27,787	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
CERAN	241,256	210,208	TJLP + 5% p.a.	120 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	28,657	25,734	UMBND + 5% p.a.	120 monthly installments from December 2007	Guarantee of CPFL Energia
CERAN	17,431	17,972	UMBND + 5% p.a. (2)	120 monthly installments from February 2006	Guarantee of CPFL Energia
BNDES - Parcel "A", RTE and Free Energy
CPFL Paulista - RTE	90,347	126,585	Selic + 1% p.a.	62 monthly installments from March 2002	Receivables
CPFL Paulista - Parcel "A"	320,812	308,340	Selic + 1% p.a.	13 monthly installments from May 2007	Receivables
CPFL Piratininga - RTE	-	11,460	Selic + 1% p.a.	54 monthly installments from March 2002	Receivables
CPFL Piratininga - Parcel "A"	105,327	114,678	Selic + 1% p.a.	9 monthly installments from September 2006	Receivables
RGE - Free Energy	3,877	4,477	Selic + 1% p.a.	60 monthly installments from March 2003	Receivables
CPFL Geração - Free Energy	2,792	3,222	Selic + 1% p.a.	60 monthly installments from March 2003	Guarantee of CPFL Energia
BNDES - CVA and Interministerial Ordinance 116
CPFL Piratininga	9,595	23,523	Selic + 1% p.a.	24 monthly installments from December 2004	Receivables

FIDC - CPFL Piratininga	38,596	63,117	112% of CDI	36 monthly installments from March 2004	Receivables

Furnas Centrais Elétricas S.A.
Semesa	117,116	110,856	IGP-M + 10% p.a.	24 monthly installments from August 2008	Energy produced by plant

Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	52,300	53,118	Variation of IGPM + 7.42% p.a.	240 monthly installments from May 1994	Receivables
RGE
Banco Itaú BBA	100,802	103,911	109% of CDI	1 installment in March 2011	No guarantee
Banco Santander	10,626	13,282	CDI + 2.0% p.a.	7 quarterly installments from January 2006	Promissory notes
Banco Santander	49,706	47,944	104.5% of CDI	1 installment in January 2008	No guarantee
Banco ABN AMRO Real	70,919	68,474	107.5% of CDI	1 installment in January 2008 and 1 installment in February 2008	No guarantee
Banco do Brasil - Law 8727	33,131	31,951	105% of CDI	1 installment in January 2008	No guarantee
Other
CPFL Paulista
ELETROBRÁS	11,470	12,247	RGR + rate variable of 6% to 9% p.a.	Monthly installments up to March 2016	Receivables/Promissory notes
Other	7,295	7,361
RGE
FINEP	1,835	1,980	TJLP + 4.0% p.a.	48 monthly installments from July 2006	Receivables
ELETROBRÁS	4,596	4,906	RGR + rate of 6% to 6.5% p.a.	120 installment from July 2004	Receivables/Promissory notes
Other	18,600	20,727
Piratininga
Other	7,713	8,333

Total Local Currency	2,473,138	2,455,720

	June 30,	March 31,
FOREIGN CURRENCY	2006	2006	Remunaration	Amortization	Collateral

Floating Rate Notes - CPFL Paulista	-	39,049	US$ + 6-month Libor + 2.95% p.a.	24 installments (6 per years) from February 2003	Receivables, Guarantee and promissory notes
IDB - Enercan	80,334	79,898	US$ + Libor + 3.5% p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions
Parent Company
Banco do Brasil	8,559	93,194	Yen + 2.718% a.a. (3)	1 installment in June 2007	Promissory notes
CPFL Paulista
Debt Conversion Bond	15,909	15,621	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond	2,098	2,060	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2001	Revenue/Government SP guaranteed
FLIRB	2,128	2,091	US$ + 6-month Libor + 0.8125% p.a.	13 semiannual installments from April 2003	Revenue/Government SP guaranteed
C-Bond	19,162	18,698	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	19,427	19,079	US$ + 6-month Libor + 0.8125% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	27,931	27,384	US$ + 6% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
Banco do Brasil	158,306	-	Yen + 5,7778% p.a. (4)	1 installment in September 2009	No guarantee
Semesa
Citibank	51,379	50,504	US$ + 5.12% p.a. (5)	1 installment in December 2006	Promissory notes/Guarantee of CPFL Energia
Banco do Brasil	28,523	29,122	Yen + 2.6% p.a. (6)	1 installment in June 2007	Guarantee of CPFL Energia
ENERCAN
Banco Itaú BBA	2,465	-	US$ + 7%p.a. (7)	1 installment in December 2006	No guarantee

Total Foreign Currency	416,221	376,700

Total	2,889,359	2,832,420

(1) Swap converted into local cost corresponding to 135.70% of the CDI
(2) Swap converted into local cost corresponding to 138.43% of the CDI
(3) Swap converted into local cost corresponding to 104.3% of the CDI
(4) Swap converted into local cost corresponding to 103.5% of the CDI
(5) Swap converted into local cost corresponding to 105% of the CDI
(6) Swap converted into local cost corresponding to 104.5% of the CDI
(7) Swap converted into local cost corresponding to 108% of the CDI

Local Currency

BNDES Power Increases: the indirect subsidiary CPFL Centrais Elétricas obtained release of a portion of the loan, amounting to R$ 2,611, in the 3rd quarter of 2006, to be used for repowering the Gavião Peixoto Plant. Four more installments are scheduled for release, conditional on the timetable for execution of the repowering works.

BNDES – Investimento (FINEM): In 2005, the subsidiary CPFL Piratininga obtained approval for financing of R$ 89,382 from the BNDES, which is part of a FINEM credit line to be used for the expansion and modernization of the Electrical System. The amount of R$ 2,006 was received in the quarter. The remaining balance of R$ 8,111 will be released by December 2006.

BNDES – Investment (FINEM II): The subsidiary CPFL Paulista obtained approval for financing of R$ 240,856 from BNDES in 2005, which is part of a FINEM credit line to be used for the expansion and modernization of the Electrical System. The amount of R$ 18,514 was received in this quarter. The remaining balance of R$ 24,984 will be released in installments up to December 2006.

BNDES – Investimento (FINEM): In 2006, the indirect subsidiary RGE obtained approval for financing of R$ 110,450, from the BNDES, which is part of a FINEM credit line to be used for the expansion and modernization of the Electrical System. The amount of R$ 46,834 was received in the quarter. The remaining balance of R$ 63,616 will be released during fiscal years 2006 and 2007.

BNDES Investment: In August 2006, the indirect subsidiary CERAN obtained the release of installments of the loan contracted in February 2004 from the BNDES, to be used to finance the Castro Alves and 14 de Julho projects, amounting to R$ 23,446 and R$ 25,613, respectively, and totaling R$ 49,059 (R$ 31,888 in proportion with the participation of the subsidiary CPFL Geração). It is anticipated that another installment will be released for the Castro Alves project and two further installments for the 14 de Julho project.

Foreign Currency

Financial Institution:

In September 2006, the subsidiary CPFL Paulista contracted a foreign currency loan of R$ 160,000 from the Banco do Brasil, maturing in September 2009, for working capital.

On September 29, 2006, the indirect subsidiary ENERCAN contracted a credit line of R$ 5,000 (R$ 2,436 in proportion to the participation of the subsidiary CPFL Geração), from Banco Itaú, to be used to honor short-term commitments.

RESTRICTIVE CONDITIONS

Some of the loan and financing agreements are subject to certain restrictive conditions, including clauses that require the subsidiaries to maintain certain financial ratios within predefined parameters. The management of the Company and its subsidiaries monitor these indices systematically and constantly to guarantee that the contractual conditions are complied with. In the opinion of the management of both the Company and its subsidiaries, these restrictive conditions and clauses are being adequately complied with.

(18) DEBENTURES

					Consolidated

					Balances as of:

					September 30,2006				June 30, 2006

	Issued	Remuneration	Amortization Conditions	Collateral	Interest	Current	Long - Term	Total	Interest	Current	Long - Term	Total

CPFL Paulista
1st Issue
1st Series	44,000	IGP-M + 11.5% p.a.	50% on June 1, 2007 and remainder on June 1, 2008.	Guarantee of CPFL Energia	27,759	372,453	372,453	772,665	6,505	369,299	369,299	745,103

2nd Issue
1st Series	11,968	109% of the CDI	July 1, 2009.	Unsecured	4,517	-	119,680	124,197	10,077	-	119,680	129,757
2nd Series	13,032	IGP- M + 9.8% p.a.	July 1, 2009.	Unsecured	3,357	-	141,964	145,321	13,679	-	140,753	154,432

					35,633	372,453	634,097	1,3042,183	369,299	369,732	629,732	1,029,292

CPFL Piratininga
1st Issue
single series of debentures	40,000	104% of the CDI	50% on January 1, 2010 and remainder on January 1, 2011.	Guarantee of CPFL Energia	14,392	-	400,000	414,392	32,073	-	400,000	432,073

RGE
2nd Issue
1st Series	2,620	IGP-M + 9.6% p.a.	April 1, 2011.	Unsecured	1,629	-	26,200	27,829	757	-	26,200	26,957
2nd Series	20,380	106% of the CDI	April 1, 2009	Unsecured	15,496	-	203,800	219,296	7,611	-	203,800	211,411

					17,125	-	230,000	247,125	8,368	-	230,000	238,368
Semesa
1st Issue	69,189	TJLP + 4 to 5% p.a.	Semiannual in June and December of each year, with settlement scheduled for 2009	Letter of Guarantee, Receivable and 100% of Semesa Common nominal shares	13,969	129,645	299,479	443,093	3,296	129,178	298,401	430,875

Baesa
1st Issue	23,094	105% of the CDI	Quarterly with the first payment in November 2006 and the last in August 2016	Letters of Guarantee	-	3,241	29,172	32,413	-	2,316	28,944	31,260

2nd Issue	23,281	IGP- M + 9.55% p.a.	Annually with the first payment in August 2007 and the last in August 2016.	Letters of Guarantee	-	2,948	26,533	29,481	-	-	28,567	28,567

					-	6,189	55,705	61,894	-	2,316	57,511	59,827

					81,119	508,287	1,619,281	2,208,687	73,998	500,793	1,615,644	2,190,435

The debentures are subject to certain restrictive conditions, including clauses that require the subsidiaries to comply with certain financial indices within pre-established parameters. In the opinion of Management the Company and its subsidiary are keeping adequately within these restrictive conditions.

(19) SUPPLIERS

	Consolidated

	September 30, 2006	June 30, 2006
Current

System Service Charges	4,823	2,357
Energy Purchased	488,626	432,401
Electricity Network Usage Charges	73,491	69,329
Materials and Services	86,768	88,571
Co-Generators	20,998	25,590
Free Energy (note 3 a)	129,304	133,163
PIS and COFINS - Generators Pass-Through (note 3 b.2)	634	2,536
Other	16,141	21,269

Total	820,785	775,216

Long-term
Free Energy (note 3 a)	132,116	141,604

(20) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated

	Current		Long-term

	September	June 30,	September	June 30,
	30, 2006	2006	30, 2006	2006

ICMS (State VAT)	278,515	266,342	-	-
PIS (Tax on Revenue)	12,397	11,215	866	680
COFINS (Tax on Revenue)	53,724	48,704	3,986	3,601
INSS (Social Security Contribution)	4,575	4,038	-	-
IRPJ (Corporate Income Tax)	115,944	100,629	26,890	26,274
CSLL (Social Contribution Tax)	43,546	30,099	9,681	9,459
IRRF on Interest on Shareholders’ Equity	-	13,659	-	-
Other	16,026	8,352	-	-

Total	524,727	483,038	41,423	40,014

The balance for the company refers to Income Tax and Social Contribution.

(21) ASSOCIATES, SUBSIDIARIES AND PARENT COMPANY

Of the total amount of the tax credits recorded by the subsidiary CPFL Piratininga in the second quarter of 2006, as mentioned in Note 8, CPFL Piratininga passed on the amount of R$ 16,218 to VBC in the quarter, in respect of reimbursement of the PIS and COFINS contributions relating to financial income on intercompany loan contracts between VBC Participações S.A. and DRAFT I Participações S.A.

(22) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, and the jointly-controlled subsidiary RGE, through Fundação ELETROCEEE, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

A Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan are currently in effect for the employees of the subsidiary CPFL Paulista.

At the time of modification of the Pension Plan in September 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of the Fundação CESP. This deficit will be liquidated in 294 installments, amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). The balance of the obligation as of September 30, 2006 is R$ 712,499 (R$ 704,725 as of June 30, 2006), and the amount of the liability is duly adjusted to comply with the criteria of CVM Decision 371/00.

II – CPFL Piratininga

As a result of the split-off of Bandeirante Energia S.A. (the Subsidiary’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired employees up to the date of the split-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

A Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan are currently in effect for the employees of CPFL Piratininga.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments, amortized on a monthly basis, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). The balance of the obligation of the subsidiary CPFL Piratininga, as of September 30, 2006, is R$ 186,202 (R$ 184,080 as of June 30, 2006), and the amount of the liability is duly adjusted to comply with the criteria of CVM Decision 371/00.

III – RGE

In accordance with the privatization notice, the subsidiary RGE is responsible for payment of supplementary retirement benefits for past service granted by the INSS to the participants of the Fundação CEEE Welfare Fund – ELETROCEEE, who have not yet fulfilled all the requirements to obtain the benefit. The supplementary plan is of the "defined-benefit" type.

IV – CPFL Geração

A Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan are currently in effect for the employees of CPFL Geração.

With the modification of the Pension Plan, maintained at the time by CPFL Paulista, the subsidiary recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP. The deficit is being liquidated in 297 monthly installments, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). The balance of the obligation is R$ 13,948 (R$ 13,793 as of June 30, 2006), and the amount of the liability is duly adjusted to comply with the criteria of CVM Decision 371/00.

The movements occurred in net actuarial liabilities are as follows:

	September 30, 2006

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated

Net actuarial liability at the beginning of the period	665,716	162,630	982	12,596	841,924
Income (Expense) recognized in income statement	2,608	8,148	(460)	35	10,331
Sponsor's Contributions during the period	(11,848)	(4,017)	(22)	6	(15,881)

Net actuarial liability at the end of the period	656,476	166,761	500	12,637	836,374

Current	64,754	18,862	500	1,360	85,476
Long-term	591,722	147,899	-	11,277	750,898

	656,476	166,761	500	12,637	836,374

The account balances of the subsidiaries relating to the Private Pension Plan also include, as of September 30, 2006, R$ 49,704 (R$ 50,945 as of June 30, 2006) referring to other contributions.

The expenses (income) recognized are as follows:

	3. Quarter 2006

	CPFL	CPFL		CPFL	Consolidated
	Paulista	Piratininga	RGE	Geração

Cost of service	229	1,139	202	16	1,586
Interest on actuarial liabilities	65,594	16,136	3,186	1,408	86,324
Expected return on assets	(67,253)	(16,813)	(3,927)	(1,471)	(89,464)
Unrecognized cost of past service	-	3	-	-	3
Unrecognized actuarial gains	-	-	(542)	-	(542)
Increase liabilities due to adoption of CMV no. 371	4,044	8,196	635	82	12,957

Total Expenses	2,614	8,661	(446)	35	10,864
Expected contributions from participants	(6)	(513)	(14)	-	(533)

Total	2,608	8,148	(460)	35	10,331

	3. Quarter 2005

	CPFL	CPFL		CPFL	Consolidated
	Paulista	Piratininga	RGE	Geração

Cost of service	243	1,345	220	7	1,815
Interest on acturial liabilities	63,283	16,330	2,002	1,264	82,879
Expected return on assets	(46,917)	(11,269)	(2,373)	(978)	(61,537)
Unrecognized cost of past service	-	3	-	-	3
Increase liabilities due to adoption of CMV no. 371	4,044	8,196	-	82	12,322

Total Expenses	20,653	14,605	(151)	375	35,482
Expected contributions from participants	(5)	(548)	(198)	-	(751)

Total	20,648	14,057	(349)	375	34,731

In the income statement, the expenses and income were recorded under the following captions:

	3. Quarter 2006

	CPFL	CPFL		CPFL	Consolidated
	Paulista	Piratininga	RGE	Geração

Operating Cost	(1,436)	(48)	(460)	12	(1,932)
Operating Expenses	-	-	-	(59)	(59)
Extraordinary Item net of Tax Effects	2,670	5,409	-	62	8,141
Taxation of Extraordinary Item	1,374	2,787	-	20	4,181

	2,608	8,148	(460)	35	10,331

	3. Quarter 2005

	CPFL	CPFL		CPFL	Consolidated
	Paulista	Piratininga	RGE	Geração

Operating Cost	16,604	5,861	(349)	71	22,187
Operating Expenses	-	-	-	222	222
Extraordinary Item net of Tax Effects	2,670	5,409	-	21	8,100
Taxation of Extraordinary Item	1,374	2,787	-	61	4,222

	20,648	14,057	(349)	375	34,731

(23) REGULATORY CHARGES

	Consolidated

	September 30,	June 30,
	2006	2006

Global Reverse Fund - RGR	3,287	3,301
ANEEL Inspection Fee	1,649	1,649
Fuel Consumption Account - CCC	39,030	33,402
Energy Development Account - CDE	28,117	28,117

	72,083	66,469

(24) RESERVE FOR CONTINGENCIES

	Consolidated

	September 30, 2006		June 30, 2006

	Accrued	Escrow Deposits	Accrued	Escrow Deposits

Labor
Various	59,687	55,774	59,966	53,290

Civil
General Damages	5,420	6,183	6,244	3,673
Tariff Increase	22,119	14,794	22,458	14,644
Energy Purchased	40,808	28,173	40,808	28,173
Other	13,032	19,752	13,800	18,826

	81,379	68,902	83,310	65,316

Tax
FINSOCIAL	17,849	50,857	17,750	50,573
Increase PIS and COFINS	-	-	103,502	-
PIS and COFINS – Interest on
Shareholders’ Equity	19,161	-	18,618	-
Income Tax	41,597	21,994	37,574	19,230
Other	6,874	9,688	6,881	9,572

	85,481	82,539	184,325	79,375

Total	226,547	207,215	327,601	197,981

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

Increase PIS and COFINS: As mentioned in Note 8, in this quarter the subsidiaries CPFL Piratininga and CPFL Paulista obtained a favorable and unappealable decision on the appeal challenging the legality of the increase in the calculation base for PIS and COFINS contributions introduced by art. 3º, of Law nº 9.718/98. As a result of this favorable decision, the subsidiaries CPFL Piratininga and CPFL Paulista reversed the provisions recorded in this respect, amounting to R$ 18,194 (provision as of July 31, 2006) and R$ 86,613 (provision as of August 31, 2006), respectively, set off against Financial Income (Note 30).

Possible Losses: The Company and its subsidiaries are parties to other suits in which, management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of September 30, 2006, the claims relating to possible losses were as follows: (i) R$ 159,003 for labor suits; (ii) R$ 320,081 for civil suits, mainly for civil suits for bodily injury and tariff increases; and (iii) R$ 328,933 in respect of tax suits, relating basically to Income Tax, ICMS, FINSOCIAL and PIS and COFINS.

Additionally, the indirect subsidiary SEMESA is jointly cited with Furnas as defendants in the suit asking these companies to take steps to remedy and mitigate the environmental impacts caused by the construction and operation of the Serra da Mesa Hydroelectric Plant. The amount attributable to the indirect subsidiary SEMESA is estimated at R$ 74 million. The risk of the suit is classified by the company's legal advisers as possible, and it is not necessary to record it in the accounts. In the event of an adverse judgment in the case, SEMESA's liability is essentially in respect of the acquisition of land and creation of the permanent preservation area around the reservoir. If and when these costs are incurred, they will be included in fixed assets.

Based on the opinion of their legal advisers, the Managements of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Interim Financial Statements, or that might result in the significant impact on future earnings.

(25) OTHER ACCOUNTS PAYABLE

	Consolidated

	Current		Long-term

	September	June 30,	September	June 30,
Current	30, 2006	2006	30, 2006	2006

Consumers and Concessionaires	51,256	48,794	-	-
Tariff Review - Return (note 3 b.1)	8,252	38,351	-	-
PIS and COFINS - Generators pass-through (note 3 b.2)	26,133	26,158	-	-
Increase in PIS and COFINS (Note 3 b.3)	30,842	-	-	-
Low Income Consumer Subsidy (note 3 d)	3,583	4,077	-	-
Energy Efficiency Program - PEE	44,597	41,881	51,337	58,345
Research & Development - P&D	25,768	23,008	31,603	25,746
National Scientific and Technological Development Fund -
FNDCT	23,326	23,103	9,905	8,136
Energy Research Company - EPE	33,284	29,542	-	-
Fund for Reversal	-	-	13,987	13,987
Advances	7,820	4,830	-	-
Interest on Compulsory Loan	5,640	3,720	-	-
Emergency Capacity Charge and Emergency Energy	10,967	11,304	-	-
Funds for Capital Increase	-	-	5,456	5,456
Provision for Environmental Expenses	-	-	13,943	14,669
Other	21,355	19,693	1,104	972

Total	292,823	274,461	127,335	127,311

(26) SHAREHOLDERS’ EQUITY

The participation of the shareholders in the Equity of the Company as of September 30, 2006 and June 30, 2006 are distributed as follows:

	September 30, 2006		June 30, 2006

	Common
Shareholders	Shares	Interest %	Common Shares	Interest %

VBC Energia S.A.	140,180,856	29.22%	184,673,698	38.49%
VBC Participações S.A.	43,886,842	9.15%	-	-
521 Participações S.A.	149,230,373	31.11%	149,230,373	31.11%
Bonaire Participações S.A.	60,713,511	12.65%	60,713,511	12.65%
BNDES Participações S.A. (*)	23,611,251	4.92%	23,005,251	4.80%
Board Members	13	0.00%	13	0.00%
Executive Officers	43,436	0.01%	43,436	0.01%
Other Shareholders (*)	62,090,448	12.94%	62,090,448	12.94%

Total	479,756,730	100,00	479,756,730	100,00

(*) Free Float	85,701,699	17,86	85,095,699	17,74

On August 31, 2006, the shareholder VBC Energia S.A. decided to reduce its capital in accordance with article 174 of Law nº 6.404/76, without canceling shares. The reimbursement to VBC Participações S/A was made by transferring 43,886,842 common book-entry shares without par value issued by CPFL Energia. As a result of this transfer, VBC Participações S.A. is now a direct shareholder of CPFL Energia.

On September 29, 2006, VBC Energia S.A. transferred 606,000 common book-entry shares without par value issued by the Company to the shareholder BNDES Participações S.A. - BNDESPAR, representing 0.13% of the Company's capital.

Interest on Shareholders’ Equity and Dividend

	Parent Company

	September 30, 2006	June 30,2006

Interest on Shareholders’ Equity Payable
Other Shareholders	628	434

Subtotal	628	434

Dividend Payable
VBC Energia S.A.	-	235,571
521 Participações S.A.	-	190,359
Bonaire Participações S.A.	-	77,447
BNDES Participações S.A.	-	29,346
Other Shareholders	6,358	81,789

Subtotal	6,358	614,512

Total	6,986	614,946

In the quarter ended September 30, 2006, the Company paid a dividend of R$ 607,960, basically representing the interim dividend declared in June 2006.

(27) OPERATING REVENUES

	Consolidated

	2006		2005

Revenue from Eletric Energy Operations	3. Quarter	Nine Months	3. Quarter	Nine Months

Consumer class
Residential	1,006,629	2,886,764	894,339	2,633,327
Industrial	981,174	2,654,396	879,703	2,459,739
Commercial	532,817	1,558,908	456,136	1,370,516
Rural	105,713	268,141	80,437	226,988
Public Administration	79,786	219,988	67,864	191,552
Public Lighting	62,192	178,242	57,344	168,395
Public Services	104,628	285,987	86,704	242,092

Billed	2,872,939	8,052,426	2,522,527	7,292,609
Unbilled (Net)	27,840	74,743	9,911	39,398
Emergency Charges - ECE/EAEE	24	3,063	49,341	189,704
Realization of Extraordinary Tariff Adjustment (note 3 a)	(68,972)	(199,734)	(64,830)	(190,794)
Realization of Free Energy (note 3 a)	(25,339)	(74,919)	(24,512)	(71,740)
Tariff Review - Depreciation (note 3 b.1)	2,622	7,780	-	22,398
Tariff Review - Return (note 3 b.1)	-	-	(28,649)	(77,537)
Tariff Review - Remuneration Base (nota 3 b.1)	26,970	26,970	-	-
Realization of Tariff Review - Return (note 3 b.1)	30,099	94,930	11,251	19,882
PIS and COFINS - Generators Pass-Through (note 3 b.2)	(7,273)	(39,786)	7,607	22,958
Realization PIS and COFINS - Generators Pass-Through (note 3 b.2)	5,567	3,576	(3,533)	(6,243)
Tariff Adjustment -TUSD (note 3.b.2)	10,781	28,804	1,486	4,009
Realization of Tariff Adjustment -TUSD (note 3 b.2)	(2,900)	(6,276)	(1,160)	(2,816)
2005 Tariff Adjustment - Purchase of electric energy from Itaipu (note 3 b.2)	-	15,152	11,445	21,895
2005 RealizationTariff Adjustment - Purchase of electric energy from Itaipu (note 3 b.2)	(10,469)	(19,490)	-	-
Tariff Adjustment Other (note 3 b.2)	3,470	5,333	1,960	1,960
Realization Tariff Adjustment - Other (note 3 b.2)	(1,009)	(2,337)	-	-

ELECTRICITY SALES TO FINAL CONSUMERS	2,864,350	7,970,235	2,492,844	7,265,683

Furnas Centrais Elétricas S.A.	72,378	201,010	75,282	223,439
Other Concessionaires and Licensees	51,421	153,872	25,099	77,075
Current Electric Energy	15,089	21,589	9,525	23,605

ELECTRICITY SALES TO WHOLESALER	138,888	376,471	109,906	324,119

Revenue due to Network Usage Charge - TUSD	180,193	501,064	127,558	333,921
Low Income Consumer´s Subsidy (note 3 d)	6,549	16,348	4,422	15,307
Other Revenue and Income	29,856	83,047	28,300	76,772

OTHER OPERATING REVENUES	216,598	600,459	160,280	426,000

Total	3,219,836	8,947,165	2,763,030	8,015,802

	Consolidated

Eletric Energy Operations - GWh(*)	2006		2005

Consumer class	3. Quarter	Nine Months	3. Quarter	Nine Months

Residential	2,430	7,020	2,173	6,541
Industrial	4,405	12,385	4,333	12,719
Commercial	1,400	4,237	1,250	3,943
Rural	571	1,439	435	1,261
Public Administration	220	630	204	600
Public Lighting	297	855	275	823
Public Services	380	1,095	348	1,035

Billed Supply	9,703	27,661	9,018	26,922
Own Consumption	6	18	6	17

ELECTRICITY SALES TO FINAL CONSUMERS	9,709	27,679	9,024	26,939

Furnas Centrais Elétricas S.A.	763	2,264	763	2,264
Other Concessionaires and Licensees	779	2,711	382	1,268
Current Electric Energy	191	766	365	743

ELECTRICITY SALES TO WHOLESALER	1,733	5,741	1,510	4,275

	Consolidated

	September 30,2006	June
No. of Consumers - (*)		30,2006

Consumer class
Residential	4,903,173	4,773,154
Industrial	81,238	81,549
Commercial	447,400	443,756
Rural	235,721	233,099
Public Administration	36,446	35,751
Public Lighting	2,275	2,093
Public Services	5,590	5,441
Own Consumption	630	632

Total	5,712,473	5,575,475

* Information not reviewed by the independent accountants

(28) COST OF ELECTRIC ENERGY

	Consolidated

	2006		2005

		Nine Months		Nine Months
	3. Quarter		3. Quarter
Electricity Purchased for Resale

Energy Purchased in Restricted Framework - ACR
Itaipu Binacional	225,832	662,203	207,590	657,012
Furnas Centrais Elétricas S.A.	17,299	45,126	57,953	164,785
CESP - Cia Energética de São Paulo	6,562	18,295	53,471	154,074
Cia de Geração de Energia Elétrica do Tietê	10,179	24,950	26,783	76,589
Duke Energy Inter. Ger. Paranapanema S.A.	20,510	62,432	32,916	104,905
Tractebel Energia S.A.	209,045	578,523	99,213	316,422
Petrobrás	46,959	145,496	39,653	123,045
EMAE - Empresa Metropolitana de Águas e Energia	346	941	3,549	11,437
Cia Estadual Energia Elétrica - CEEE	1,081	3,022	3,137	8,884
AES Uruguaiana Ltda.	37,428	86,473	27,828	76,355
Câmara de Comercialização de Energia Elétrica - CCEE	9,779	13,799	1,940	5,011
Other	51,546	136,167	26,739	94,953

	636,566	1,777,427	580,772	1,793,472

Energy Purchased in the Free Market - ACL	364,121	1,010,274	287,396	750,241

	1,000,687	2,787,701	868,168	2,543,713
Deferral/Amortization liquid effect - CVA	(2,613)	(39,744)	34,943	54,266
Surplus of Energy (note 3 b.4)	4,202	3,927	(8,183)	(8,183)
PIS and COFINS - Generators Pass-Through (note 3 b.2)	(8,534)	(39,256)	7,607	22,958
Credit for PIS and COFINS	(91,081)	(247,841)	(82,279)	(240,617)

Subtotal	902,661	2,464,787	820,256	2,372,137

Electricity Network Usage Charge

Basic Network Charges	149,404	415,036	151,354	393,281
Charges for Transmission from Itaipu	14,842	46,988	16,069	43,567
Connection Charges	9,921	25,395	9,817	39,184
System Service Charges - ESS	10,209	14,862	4,006	13,975

	184,376	502,281	181,246	490,007
Deferral and Amortization liquid effect - CVA	38,320	134,740	12,254	135,969
Credit for PIS and COFINS	(19,704)	(57,200)	(17,985)	(56,716)

Subtotal	202,992	579,821	175,515	569,260

Total	1,105,653	3,044,608	995,771	2,941,397

		Consolidated

	2006		2005

		Nine Months		Nine Months
	3. Quarter		3. Quarter
Electricity Purchased for Resale - GWh (*)

Energy Purchased in Restricted Framework - ACR
Itaipu Binacional	2,768	7,991	2,649	7,830
Furnas Centrais Elétricas S.A.	241	641	640	1,871
CESP - Cia Energética de São Paulo	93	262	603	1,814
Cia de Geração de Energia Elétrica do Tietê	122	295	308	913
Duke Energy Inter. Ger. Paranapanema S.A.	216	662	651	1,453
Tractebel Energia S.A.	1,748	4,844	863	2,850
Petrobrás	412	1,248	372	1,343
EMAE - Empresa Metropolitana de Águas e Energia	6	14	42	138
Cia Estadual Energia Elétrica - CEEE	16	44	45	135
AES Uruguaiana Ltda.	380	793	219	615
Câmara de Comercialização de Energia Elétrica - CCEE	(262)	790	133	346
Other	429	1,241	113	1,061

	6,169	18,825	6,638	20,369
Energy Purchased in Restricted Framework - ACR	5,015	15,455	4,035	11,634

	11,184	34,280	10,673	32,003

* Information not reviewed by the independent accountants

(29) OPERATING EXPENSES

	Parenty Company

	2006		2005

		Nine Months		Nine Months
	3. Quarter		3. Quarter

General and Administrative Expenses
Personnel	272	710	170	322
Materials	23	51	13	24
Outsourced Services	1,666	6,161	795	3,217
Leases and Rentals	-	-	12	12
Publicity and Advertising	289	1,414	575	1,309
Legal, Judicial and Indemnities	63	279	6	165
Other	396	955	220	563

Total	2,709	9,570	1,791	5,612

	Consolidated

	2006		2005

		Nine Months		Nine Months
	3. Quarter		3. Quarter
Sales and Marketing

Personnel	11,648	34,029	9,602	26,772
Materials	3,560	6,813	1,389	3,031
Outsourced Services	15,123	43,062	11,298	32,114
Allowance for Doubtful Accounts	21,740	53,527	11,063	36,594
Depreciation and Amortization	1,947	5,073	1,416	4,537
Collection Tariffs and Services	12,746	36,172	11,094	31,869
Other	3,808	9,490	2,003	6,386

Total	70,572	188,166	47,865	141,303

General and Administrative Expenses
Personnel	21,836	68,490	18,117	53,246
Employee Pension Plans	(59)	(177)	222	702
Materials	1,093	3,364	1,808	3,349
Outsourced Services	31,984	92,480	31,361	80,649
Leases and Rentals	293	2,257	1,339	4,160
Depreciation and Amortization	3,503	13,185	5,884	18,524
Publicity and Advertising	2,535	6,162	1,756	4,003
Legal, Judicial and Indemnities	3,508	8,007	3,550	13,204
Donations, Contributions and Subsidies	927	3,053	771	2,968
PERCEE	37	154	194	1,562
Other	1,427	9,484	3,777	10,332

Total	67,084	206,459	68,779	192,699

Other Operating Expenses

Inspection Fee	4,603	13,202	4,294	12,192
Research and development and energy
efficiency programs	9,408	40,351	5,495	17,109
RTE and Free Energy Losses (note 3 a)	303	821	-	-
Other	277	391	-	-

Total	14,591	54,765	9,789	29,301

Goodwill Amortization	3,756	9,206	2,036	6,110

Total Operating Expense	156,003	458,596	128,469	369,413

(30) FINANCIAL INCOME (EXPENSE)

	Parenty Company

	2006		2005

		Nine Months		Nine Months
	3. Quarter		3. Quarter

Financial Income
Income from Temporary Cash Investments	6,643	36,995	12,675	37,218
Interest on Prepaid Income and Social Contribution
Taxes	1,255	3,510	1,658	4,446
Monetary and Exchange Variations	60	47,767	-	-
Interest on Intercompany Loans	-	252	1,277	3,294
Dividends received from noncontrolling investments	-	4,590	-	-
Other	430	1,504	1,054	2,057
PIS and COFINS	-	(7,539)	-	(7,425)

Subtotal	8,388	87,079	16,664	39,590
Interest on Shareholders’ Equity	-	81,500	-	80,273

Total	8,388	168,579	16,664	119,863

Financial Expense
Debt Charges	(492)	(627)	39	(3,546)
Banking Expenses	(1,160)	(3,744)	(1,096)	(3,436)
Monetary and Exchange Variations	(4,241)	(33,243)	(4,325)	(14,924)
Other	(477)	(1,078)	(36)	(96)

Subtotal	(6,370)	(38,692)	(5,418)	(22,002)
Goodwill Amortization	(22,058)	(64,622)	(13,954)	(40,829)
Interest on Shareholders’ Equity	-	-	-	(76,920)

Total	(28,428)	(103,314)	(19,372)	(139,751)

Net financial expenses	(20,040)	65,265	(2,708)	(19,888)

	Consolidated

	2006		2005

Financial Income		Nine		Nine
	3. Quarter	Months	3. Quarter	Months

Income from Temporary Cash Investments	22,250	106,372	25,988	91,881
Late Payments Charges	21,473	64,730	21,124	63,162
Interest on Prepaid Income and Social Contribution
Taxes	2,886	13,837	1,909	5,807
Monetary and Exchange Variations	4,543	43,307	(5,538)	(18,305)
Interest - CVA and Parcel "A"	25,840	86,189	38,233	110,753
Discount on Purchase of ICMS credit	3,896	11,029	3,526	7,964
Interest - Extraordinary Tariff Adjustment (note 3 a)	15,383	49,624	27,173	82,492
Dividends received from noncontrolling investments	-	4,667	3,015	7,723
Interest on the revised Regulatory Depreciation Rate	831	2,228	-	-
Other	7,120	23,093	8,475	25,314
PIS and COFINS (notes 8 and 24)	114,015	119,114	-	(8,358)

Subtotal	218,237	524,190	123,905	368,433

Financial Expense
Debt Charges	(131,666)	(407,700)	(137,065)	(424,852)
Banking Expenses	(14,392)	(49,050)	(15,294)	(43,780)
Monetary and Exchange Variations	(25,776)	(101,522)	(5,860)	(85,585)
Other	(10,192)	(32,787)	(7,801)	(24,601)

Subtotal	(182,026)	(591,059)	(166,020)	(578,818)
Goodwill Amortization	(35,136)	(103,858)	(29,255)	(86,733)
Interest on Shareholders’ Equity	-	-	-	(81,256)

Total	(217,162)	(694,917)	(195,275)	(746,807)

Net financial expenses	1,075	(170,727)	(71,370)	(378,374)

(31) NONOPERATING INCOME (EXPENSE)

As mentioned in Notes 7 and 14, the non-operating income refers basically to the disposals of shares in CPFL Energia held by the subsidiary CPFL Paulista, and COMGÁS shares held by the Company, respectively.

(32) FINANCIAL INSTRUMENTS AND OPERATING RISKS

32.1 RISK CONSIDERATIONS

The business of the Company and its subsidiaries comprises principally generation, sale and distribution of electric energy. As public service concessionaires, the operations and tariffs of its principal subsidiaries are regulated by ANEEL.

The principal market risk factors that affect business are related basically to fluctuations in exchange rates and interest, credit, energy shortages, and prepayments of debts. The Company and its subsidiaries manage these risks in such a way as to minimize them through the compensation mechanism (“CVA”), contracting hedge/swap operations, adopting collection policies, obtaining guarantees and cutting off supplies to defaulting customers and monitoring contractual obligations.

32.2 VALUATION OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries maintain operating and financial policies and strategies aimed at ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

As of September 30, 2006, the principal financial asset and liability instruments of the Company and its subsidiaries are as follows:

  Cash and banks – with market values approximately equivalent to the amounts stated in the balance sheets (note 4);
  Investments – investments are valued by the equity method (note 14);
  Regulatory Assets and Liabilities – the amounts are recorded in accordance with the criteria defined by ANEEL rules and instructions (note 3);
  Loans and Financing - are valued in accordance with the criteria stipulated in the contracts and the characteristics defined in note 17;
  Debentures – may be traded on the market and are valued in accordance with the criteria stipulated at the time of issue and the characteristics defined in note 18.

The book values of the loans and financing, debentures and derivatives, for the Company and its subsidiaries compared with the market borrowing rates as of September 30, 2006 and June 30, 2006, are as follows:

	Parent Company

	September 30,2006		June 30,2006

	Book Value	Fair Value	Book Value	Fair Value

Loans and Financing	8,559	8,777	93,194	98,597
Derivatives	34,857	34,478	35,221	28,207

Total	43,416	43,255	128,415	126,804

	Consolidated

	September 30,2006		June 30,2006

	Book Value	Fair Value	Book Value	Fair Value

Loans and Financing	2,889,359	2,852,243	2,832,420	2,737,517
Debentures	2,208,687	2,221,242	2,190,435	2,181,808
Derivatives	50,700	26,938	55,046	49,958

Total	5,148,746	5,100,423	5,077,901	4,969,283

The estimated of the market value of these financial instruments for the Company and its subsidiaries were based on models that discount future cash flows to present value, comparison with similar transactions contracted on dates close to the end of the quarter and comparisons with average market parameters. In cases where there are no similar transactions in the market, principally related to the loan linked to the regulatory assets and credits receivable from CESP, the subsidiaries assumed that the market value corresponds to the respective book value.

(33) RELEVANT FACT

The shareholders of the joint subsidiary BAESA intend to carry out a corporate restructuring through the partial spin-off of its assets and liabilities, so that the sole shareholders of BAESA would be the subsidiary CPFL Geração and DME Energética Ltda. Management of the Barra Grande Hydroelectric Plant, in which BAESA invests, would be conducted by setting up a consortium, comprising the company resulting from the spin-off of BAESA, and the shareholders that would no longer have a participation in its capital, Alcoa Alumínio S.A., Companhia Brasileira de Alumínio and Camargo Corrêa Cimentos S.A.

The Consortium to be set up will share the concession of the assets and production of the Barra Grande Hydroelectric Plant, in the same proportions as currently in effect, as shown below:

Percentage

Alcoa Alumínio S.A.	42.1752%
Companhia Brasileira de Alumínio	15.0000%
Camargo Corrêa Cimentos S.A.	9.0000%
BAESA (after spin-off)	33.8248%

Total	100.0000%

In 2004, BAESA issued 18,000 regular debentures (“Debentures”), not convertible into shares, totaling R$ 180,000. If the spin-off takes place, BAESA will propose to the debenture holders changes in the characteristics of the Debentures, including, among other aspects, substitution of the bond put up by Alcoa, CPFL Energia S.A, Hejoassu Administração S.A. and Camargo Corrêa S.A., so that CPFL Energia would be the guarantor of 100% (one hundred percent) of the debt corresponding to the Debentures, which will all remain in BAESA after the spin-off.

The corporate restructuring will be analyzed by the BNDES and will be subject to the legal and regulatory procedures and be submitted in advance to the government authorities, especially ANEEL.

(34) SUBSEQUENT EVENTS

34.1 On October 2, 2006, Nova 4, a Company subsidiary, signed a contract with the Companhia Brasileira de Alumínio (“CBA”) for the acquisition of 99.99% of the capital of Companhia Luz e Força Santa Cruz (“Santa Cruz”) for the amount of R$ 203,000, which may be adjusted on closing the transaction. Implementation of this acquisition is subject to certain conditions established in the contract, including the prior approval of ANEEL, and to be subject to analysis by the Brazilian Anti-Trust System.

34.2 On October 2, 2006, the subsidiary Nova 4 contracted a foreign currency loan (US dollar) from the Banco do Brasil in the amount of R$ 200,000 for acquisition of a share participation in Santa Cruz, maturing in September 2009. Nova 4 made a hedge transaction converting this debt for the equivalent of 103.5% of the variation in the CDI.

34.3 On October 25, 2006, the subsidiary CPFL Paulista filed with the CVM an application for registration for public distribution of its 3rd Debenture Issue, in the amount of R$ 640 million. The 3rd Debentures Issue is subject to internal corporate approval of the subsidiary CPFL Paulista and granting of registration of the issue by the CVM.

(35) CASH FLOW

For the fiscal years ended September 30, 2006 and 2005
( Stated in thousands of Reais )

	Parent company		Consolidated

	September	September	September	September
	30, 2006	30, 2005	30, 2006	30, 2005

OPERATING CASH FLOW
Income for the period	1,058,742	640,561	1,058,742	640,561
Adjustments to reconcile net income to cash derived from operations
Non-controlling shareholders' interest	-	-	94	31,107
Monetary restatement of rationing regulatory assets	-	-	(105,729)	(138,926)
Provision for losses on rationing regulatory assets	-	-	821	-
2003 Tariff review	-	-	(131,908)	35,257
2005 and 2006 Tariff adjustment	-	-	(16,982)	(40,382)
Other regulatory assets	-	-	24,697	-
Low income consumers’ subsidy	-	-	(16,348)	(15,307)
Depreciation and amortization	64,622	40,829	351,683	318,111
Provision for contingencies	8,599	-	(89,529)	52,152
Interest and monetary restatement	(24,831)	(7,200)	13,120	(29,144)
Unrealized losses (gains) on derivative contracts	10,617	3,394	(15,219)	(12,662)
Pension plan costs	-	-	29,838	94,552
Equity in subsidiaries	(1,082,201)	(673,658)	-	-
Loss on the write-off of permanent assets and investment	(62,747)	-	(52,080)	2,379
Deferred taxes - assets and liabilities	14,481	-	115,808	24,678
Research and development and energy efficiency programs	-	-	39,225	-
Other	-	44	10,069	(304)
REDUCTION (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	192,081	93,023
Dividend and interest on equity received	1,122,363	571,759	-	-
Other receivables	-	115	44,034	30,835
Recoverable taxes	28,225	17,539	23,840	(199,813)
Financial Investments	111,279	23,352	249,116	163,531
Inventories	-	-	(2,869)	(1,498)
Deferred tariff costs variations	-	-	124,407	69,686
Additions to deferred charges	-	-	-	-
Escrow deposits	-	-	(44,274)	(66,846)
Associates, subsidiaries and parent company	-	-	1,025	-
Other operating assets	-	(202)	15,981	(15,100)
INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	(542)	(5,670)	(100,825)	(46,974)
Taxes and social contributions payable	(2,518)	(15,702)	36,410	193,118
Payroll	10	3	2,168	(108)
Deferred tariff gains variations	-	-	738	66,077
Other liabilities with employee pension plans	-	-	(70,810)	(86,216)
Interest on debts - accrued and paid	63	(3,556)	(12,907)	(29,007)
Interest on debts - incorporated interest	-	-	51,909	72,943
Regulatory charges	-	-	36,595	8,050
Associates, subsidiaries and parent company	-	-	(2,777)	-
Other operating liabilities	791	2	14,042	15,111

CASH FLOWS PROVIDED BY OPERATIONS	1,246,953	591,610	1,774,186	1,228,884
INVESTMENTS
Acquisitions of equity interests	(415,000)	(2,828)	(415,048)	(1,866)
Net cash increase by acquisition of subsidiaries	-	-	14,521	-
Increase in property, plant and equipment	-	(87)	(556,718)	(420,932)
Financial investments	17,989	(129,586)	8,135	(129,586)
Advance energy purchase agreements	-	-	64	-
Increase in special obligations	-	-	20,065	13,680
Additions to deferred charges	(111)	-	(4,403)	(5,203)
Sale of permanent assets	89,899	-	97,526	8,504

GENERATION OF CASH IN INVESTMENTS	(307,223)	(132,501)	(835,858)	(535,403)
FINANCING ACTIVITIES
Loans, financing and debentures obtained	14,082	-	1,062,046	678,308
Payments of loans, financing and debentures	-	-	(1,244,498)	(998,941)
Dividend and interest on equity paid	(1,087,206)	(527,928)	(1,099,949)	(555,974)
Sales of treasury shares	24	-	24	-

UTILIZATION OF CASH IN FINANCING	(1,073,100)	(527,928)	(1,282,377)	(876,607)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(133,370)	(68,819)	(344,049)	(183,126)
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	138,072	102,119	678,780	499,838
Net cash increase due to changes in participation in subsidiaries	-	-	-	180

CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	4,702	33,300	334,731	316,892

SUPPLEMENTARY INFORMATION
Social contribution and income tax paid	-	-	344,931	289,431
Interest paid	476	3,985	355,602	366,452

	476	3,985	700,533	655,883

	September	December	September	December
CASH AND CASH EQUIVALENTS	30, 2006	31, 2005	30, 2005	31, 2004

PARENT COMPANY
Balance according to Corporation Law	4,803	249,452	94,214	186,385

Reclassification - FAS 95 (1)	(101)	(111,380)	(60,914)	(84,266)

Adjusted balance	4,702	138,072	33,300	102,119

Consolidated
Balance according to Corporation Law	436,076	1,029,241	471,247	817,724
Reclassification - FAS 95 (1)	(101,345)	(350,461)	(154,355)	(317,886)

Adjusted balance	334,731	678,780	316,892	499,838

(1) Adjustment made to cash and cash equivalents to adjust the Cash Flow Statement to the criteria established by FAS 95 – Statements of Cash Flow. In accordance with this criterion, short-term cash investments while having immediate liquidity, have maturity dates exceeding 90 days with anticipated redemption subject to their market value are subject to reclassification to the Financial Investments line.

05.01 – COMMENTS ON PERFORMANCE OF THE QUARTER

Analysis of Results – CPFL Energia Individual

In the 3rd quarter of 2006, the Net Income was R$ 446,761, an increase of 86.2% (R$ 206,797) compared to the same quarter the previous year, due basically to the improvement in the results of corporate participations and non-operating income, as follows:

Results of corporate participations

	2006		2005

Subsidiaries	3. Quarter	Nine Months	3. Quarter	Nine Months

CPFL Paulista	249,405	569,705	180,613	475,795
CPFL Piratininga	99,088	234,938	62	84
CPFL Geração	34,129	117,430	31,821	84,454
CPFL Brasil	37,085	146,258	34,200	112,325
CPFL Serra	8,877	13,023	-	-
CPFL Cone Sul	91	850	-	-
CPFL Missões	(3)	(3)	-	-

Total	428,672	1,082,201	246,696	673,658

CPFL Piratininga's results for 2006 were recorded directly in CPFL Energia as a result of the segregation of the corporate participation, as mentioned in Note 2 of the Interim Financial Statements as of as of September 30, 2006. In 2005, the respective results were recorded in CPFL Paulista.

Non-operating income

As mentioned in Notes 14 and 31 of the Interim Financial Statements as of September 30, 2006, the Company sold all the shares held in COMGÁS during the quarter, recording a non-operating gain of R$ 62,747, or R$ 47,813 after tax.

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 09/30/2006	4 - 06/30/2006
1	Total assets	13,777,362	13,916,589
1.01	Current assets	3,264,306	3,241,295
1.01.01	Cash and banks	436,076	478,211
1.01.02	Credits	2,148,339	2,139,930
1.01.02.01	Consumers, concessionaires and licensees	1,995,924	1,900,445
1.01.02.02	Other receivables	40,579	48,938
1.01.02.03	Financial Investments	27,401	40,168
1.01.02.04	Recoverable taxes	166,798	219,729
1.01.02.05	Allowance for doubtful accounts	(82,363)	(69,350)
1.01.03	Materials and Suppliers	14,016	12,050
1.01.04	Other	665,875	611,104
1.01.04.01	Deferred Tariff Costs Variations	343,149	320,265
1.01.04.02	Prepaid Expenses	207,985	185,987
1.01.04.03	Derivatives Contracts	1,921	1,700
1.01.04.04	Other Credits	112,820	103,152
1.02	Noncurrent assets	2,464,911	2,686,808
1.02.01	Credits	1,535,278	1,648,871
1.02.01.01	Consumers, concessionaires and licensees	243,927	301,849
1.02.01.02	Other receivables	56,800	56,516
1.02.01.03	Financial Investments	105,311	106,646
1.02.01.04	Recoverable taxes	97,745	95,299
1.02.01.05	Deferred taxes	1,031,495	1,088,561
1.02.02	Related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	929,633	1,037,937
1.02.03.01	Escrow deposits	207,215	197,981
1.02.03.02	Deferred Tariff Costs Variations	516,274	632,950
1.02.03.03	Prepaid Expenses	25,286	29,836
1.02.03.04	Other Credits	180,858	177,170
1.03	Permanent assets	8,048,145	7,988,486
1.03.01	Investments	3,054,577	3,121,529
1.03.01.01	Associated companies	0	0
1.03.01.02	Investments in subsidiaries	2,302,730	2,337,417
1.03.01.02.01	Goodwill or negative goodwill	2,302,730	2,337,417
1.03.01.03	Other investments	751,847	784,112
1.03.01.03.01	Leased assets	749,931	755,043
1.03.01.03.02	Other	1,916	29,069
1.03.02	Property, plant and equipment	4,951,099	4,817,298
1.03.02.01	Property, plant and equipment	5,665,104	5,520,542
1.03.02.02	(-) Special obligation linked to the concession	(714,005)	(703,244)
1.03.03	Deferred charges	42,469	49,659

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 09/30/2006	4 - 06/30/2006
2	Total liabilities	13,777,362	13,916,589
2.01	Current liabilities	3,369,276	3,946,012
2.01.01	Loans and financing	716,263	815,428
2.01.01.01	Accrued interest on debts	35,599	41,274
2.01.01.02	Loans and financing	680,664	774,154
2.01.02	Debentures	589,406	574,791
2.01.02.01	Accrued interest on debentures	81,119	73,998
2.01.02.02	Debentures	508,287	500,793
2.01.03	Suppliers	820,785	775,216
2.01.04	Taxes and social contributions payable	524,727	483,038
2.01.05	Dividends and interest on shareholders’ equity	12,490	621,755
2.01.06	Reserves	5,234	7,920
2.01.06.01	Employee profit sharing	5,234	7,920
2.01.07	Due to related parties	0	16,218
2.01.08	Other	700,371	651,646
2.01.08.01	Payroll	4,507	3,937
2.01.08.02	Employee pension plans	103,350	93,621
2.01.08.03	Regulatory charges	72,083	66,469
2.01.08.04	Accrued liabilities	45,692	37,683
2.01.08.05	Deferred tariff gains variations	129,914	120,027
2.01.08.06	Derivative contracts	52,002	55,448
2.01.08.07	Other accounts payable	292,823	274,461
2.02	Long-term liabilities	5,163,070	5,172,388
2.02.01	Loans and financing	2,173,096	2,016,992
2.02.02	Debentures	1,619,281	1,615,644
2.02.03	Reserves	226,547	327,601
2.02.03.01	Reserve for contingencies	226,547	327,601
2.02.04	Due to related parties	0	0
2.02.05	Other	1,144,146	1,212,151
2.02.05.01	Suppliers	132,116	141,604
2.02.05.02	Employee pension plans	782,728	799,248
2.02.05.03	Taxes and social contributions payable	41,423	40,014
2.02.05.04	Deferred tariff gains variations	59,925	102,676
2.02.05.05	Derivative Contracts	619	1,298
2.02.05.06	Other Accounts payable	127,335	127,311
2.03	Deferred income	0	0
2.04	Non-controlling shareholders’ interest	2,183	2,117

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 09/30/2006	4 - 06/30/2006
2.05	Shareholders’ equity	5,242,833	4,796,072
2.05.01	Capital	4,734,790	4,734,790
2.05.01.01	Capital	4,734,790	4,734,790
2.05.01.02	Treasury Shares	0	0
2.05.02	Capital reserves	16	16
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	61,266	61,266
2.05.04.01	Legal	61,266	61,266
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retentions	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Retained earnings	446,761	0

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2006 to 09/30/2006	4 - 01/01/2006 to 09/30/2006	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2005 to 09/30/2005
3.01	Operating revenues	3,219,836	8,947,165	2,763,030	8,015,802
3.02	Deductions from operating revenues	(876,027)	(2,427,778)	(806,607)	(2,337,062)
3.03	Net operating revenues	2,343,809	6,519,387	1,956,423	5,678,740
3.04	Cost of Electricity Energy Services	(1,541,550)	(4,255,371)	(1,347,385)	(3,944,103)
3.04.01	Electricity purchased for resale	(902,661)	(2,464,787)	(820,256)	(2,372,137)
3.04.02	Electricity network usage charges	(202,992)	(579,821)	(175,515)	(569,260)
3.04.03	Personnel	(59,982)	(185,088)	(53,007)	(151,931)
3.04.04	Employee pension plans	1,932	5,544	(22,187)	(66,525)
3.04.05	Material	(10,894)	(28,654)	(9,249)	(26,054)
3.04.06	Outsourced services	(30,492)	(80,633)	(20,824)	(68,230)
3.04.07	Depreciation and amortization	(77,377)	(220,361)	(68,068)	(202,207)
3.04.08	Fuel consumption account - CCC	(148,938)	(408,246)	(105,104)	(278,752)
3.04.09	Energy development account - CDE	(100,976)	(274,207)	(68,849)	(194,476)
3.04.10	Other	(9,170)	(19,118)	(4,326)	(14,531)
3.05	Gross operating income	802,259	2,264,016	609,038	1,734,637
3.06	Operating Expenses/Income	(154,928)	(629,323)	(199,839)	(747,787)
3.06.01	Sales and Marketing	(70,572)	(188,166)	(47,865)	(141,303)
3.06.02	General and administrative	(67,084)	(206,459)	(68,779)	(192,699)

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2006 to 09/30/2006	4 - 01/01/2006 to 09/30/2006	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2005 to 09/30/2005
3.06.03	Financial	1,075	(170,727)	(71,370)	(378,374)
3.06.03.01	Financial income	218,237	524,190	123,905	368,433
3.06.03.02	Financial expenses	(217,162)	(694,917)	(195,275)	(746,807)
3.06.03.02.01	Interest on shareholders’ equity	0	0	0	(81,256)
3.06.03.02.02	Goodwill amortization	(35,136)	(103,858)	(29,255)	(86,733)
3.06.03.02.03	Other financial expenses	(182,026)	(591,059)	(166,020)	(578,818)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	(18,347)	(63,971)	(11,825)	(35,411)
3.06.05.01	Merged goodwill	(3,756)	(9,206)	(2,036)	(6,110)
3.06.05.02	Other	(14,591)	(54,765)	(9,789)	(29,301)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income (loss) from operations	647,331	1,634,693	409,199	986,850
3.08	Nonoperating income (expense)	60,710	57,062	464	(1,733)
3.08.01	Income	69,663	71,507	4,406	7,934
3.08.02	Expenses	(8,953)	(14,445)	(3,942)	(9,667)
3.09	Income before taxes on income and minority interest	708,041	1,691,755	409,663	985,117
3.10	Income tax and social contribution	(191,794)	(496,403)	(132,285)	(325,646)
3.10.01	Social contribution	(56,363)	(135,016)	(33,984)	(87,103)
3.10.02	Income tax	(135,431)	(361,387)	(98,301)	(238,543)
3.11	Deferred income tax and social contribution	(61,281)	(112,096)	(18,517)	(44,639)
3.11.01	Deferred Social contribution	(9,827)	(23,544)	(5,484)	(10,262)
3.11.02	Deferred Income tax	(51,454)	(88,552)	(13,033)	(34,377)
3.12	Statutory profit sharing/contributions	(8,205)	(24,514)	(18,897)	(55,527)
3.12.01	Profit sharing	(64)	(94)	(10,797)	(31,107)
3.12.02	Contributions	(8,141)	(24,420)	(8,100)	(24,420)
3.12.02.01	Extraordinary item net of tax effects	(8,141)	(24,420)	(8,100)	(24,420)
3.13	Reversal of interest on shareholders’ equity	0	0	0	81,256

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2006 to 09/30/2006	4 - 01/01/2006 to 09/30/2006	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2005 to 09/30/2005
3.14	Non-controlling shareholder's interest	0	0	0	0
3.15	Net income (loss) for the period	446,761	1,058,742	239,964	640,561
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	479,756,730	479,756,730	460,894,312	460,894,312
	EARNINGS PER SHARE	0.93122	2.20683	0.52065	1.38982
	LOSSES PER SHARE

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER Analysis of Results – CPFL Energia Consolidated

This analysis of results is expressed in thousands of Brazilian reais, except when indicated otherwise.

CONSOLIDATED	3. Quarter			Nine Months

	2006	2005	Variation	2006	2005	Variation

GROSS REVENUE	3,219,836	2,763,030	16.5%	8,947,165	8,015,802	11.6%
Electricity sales to final Consumers	2,864,350	2,492,844	14.9%	7,970,235	7,265,683	9.7%
Electricity sales to Wholesaler	138,888	109,906	26.4%	376,471	324,119	16.2%
Other Operating Revenues	216,598	160,280	35.1%	600,459	426,000	41.0%
DEDUCTION FROM OPERATING REVENUE	(876,027)	(806,607)	8.6%	(2,427,778)	(2,337,062)	3.9%
NET OPERATING REVENUE	2,343,809	1,956,423	19.8%	6,519,387	5,678,740	14.8%
ENERGY COST	(1,105,653)	(995,771)	11.0%	(3,044,608)	(2,941,397)	3.5%
Electricity Purchased for resale	(902,661)	(820,256)	10.0%	(2,464,787)	(2,372,137)	3.9%
Electricity Network Usage Charges	(202,992)	(175,515)	15.7%	(579,821)	(569,260)	1.9%
OPERATING COST/EXPENSE	(591,900)	(480,083)	23.3%	(1,669,359)	(1,372,119)	21.7%
Personnel	(94,870)	(81,321)	16.7%	(293,162)	(233,124)	25.8%
Employee Pension Plan	1,991	(22,409)	-108.9%	5,721	(67,227)	-108.5%
Material	(18,282)	(14,087)	29.8%	(42,879)	(35,696)	20.1%
Outsourced Services	(77,034)	(64,130)	20.1%	(213,634)	(182,816)	16.9%
Depreciation and Amortization	(82,960)	(75,460)	9.9%	(238,951)	(225,542)	5.9%
Merged Goodwill Amortization	(3,756)	(2,036)	84.5%	(9,206)	(6,110)	50.7%
Fuel consumption account - CCC	(148,938)	(105,104)	41.7%	(408,246)	(278,752)	46.5%
Energy development account - CDE	(100,976)	(68,849)	46.7%	(274,207)	(194,476)	41.0%
Other	(67,075)	(46,687)	43.7%	(194,795)	(148,376)	31.3%
INCOME FROM ELECTRIC UTILITY SERVICES	646,256	480,569	34.5%	1,805,420	1,365,224	32.2%
FINANCIAL INCOME (EXPENSE)	1,075	(71,370)	-101.5%	(170,727)	(378,374)	-54.9%
Income	218,237	123,905	76.1%	524,190	368,433	42.3%
Expenses	(217,162)	(195,275)	11.2%	(694,917)	(665,551)	4.4%
Expenses net of Income	1,075	(71,370)	-101.5%	(170,727)	(297,118)	-42.5%
Interest on shareholders' equity	-	-	-	-	(81,256)	-100.0%
OPERATING INCOME	647,331	409,199	58.2%	1,634,693	986,850	65.6%
NON-OPERATING INCOME (EXPENSE)	60,710	464	12984.1%	57,062	(1,733)	-3392.7%
Income	69,663	4,406	1481.1%	71,507	7,934	801.3%
Expenses	(8,953)	(3,942)	127.1%	(14,445)	(9,667)	49.4%
INCOME BEFORE TAX	708,041	409,663	72.8%	1,691,755	985,117	71.7%
Social Contribution	(66,190)	(39,468)	67.7%	(158,560)	(97,365)	62.9%
Income Tax	(186,885)	(111,334)	67.9%	(449,939)	(272,920)	64.9%
INCOME BEFORE EXTRAORDINARY ITEMS,	454,966	258,861	75.8%	1,083,256	614,832	76.2%
MINORITY INTEREST AND REVERSALS
Extraordinary Item net of taxes	(8,141)	(8,100)	0.5%	(24,420)	(24,420)	-
Minority interest	(64)	(10,797)	-99.4%	(94)	(31,107)	-99.7%
Reversal of interest on equity	-	-	-	-	81,256	-100.0%
NET INCOME FOR THE PERIOD	446,761	239,964	86.2%	1,058,742	640,561	65.3%

EBTIDA	791,627	570,141	38.8%	2,104,824	1,631,263	29.0%

Net Income for the Period and EBITDA Reconciliation (*)
NET INCOME FOR THE PERIOD	446,761	239,964	1,058,742	640,561
Employee Pension Plan	(1,991)	22,409	(5,721)	67,227
Depreciation and Amortization	86,716	77,496	248,157	231,652
Financial Income (Expense)	(1,075)	71,370	170,727	378,374
Equity in Subsidiaries	-	-	-	-
Social Contribution	66,190	39,468	158,560	97,365
Income Tax	186,885	111,334	449,939	272,920
Extraordinary Item	8,141	8,100	24,420	24,420
Reversal of interest on equity	-	-	-	(81,256)

EBITDA	791,627	570,141	2,104,824	1,631,263

(*)information not reviewed by the Independent Auditors

In June 2006, CPFL Energia acquired 100% of the shares and quotas of the companies CPFL Serra Ltda, CPFL Comercialização Cone Sul S.A. and CPFL Missões Ltda (previously named Ipê Energia Ltda, PSEG Trader S.A. and PSEG Brasil Ltda, respectively). As a result of these purchases, the Company now has additional indirect participations of 32.69% and 32.7538%, respectively, in RGE and Sul Geradora, which have been fully consolidated as from June in the Company's Interim Financial Statements. Accordingly, CPFL Energia's Consolidated Comments on Company Performance includes 100% of the results of RGE and Sul Geradora, which should be taken into account when comparing the results of the periods. In the same way, it must be remembered that BAESA started operations in November, 2005, so comparison with the same period of the previous year is not possible.

Gross Operating Revenue

The Gross Operating Revenue in the 3rd quarter of 2006 was R$ 3,219,836, representing growth of 16.5% (R$ 456,806) compared with the same period of the previous year.

The main factors that contributed to this growth were:

i.	An increase of 11.5% in the amount of electricity sold to the end consumers and other concessionaires and licensees (bilateral agreements). Of this total increase, 4.8% refers to the acquisition of 32.69% of RGE;

ii.	Impacts of the CPFL Paulista and RGE tariff increase in 2006, from 10.83% and 10.19%, respectively, and of the CPFL Piratininga 2005 tariff increase of 1.54% ;

iii.	The effects of the tariff adjustments in relation to the CPFL Piratininga tariff review in 2003, which resulted in a reversal of revenue of R$ 28,649 in the 3rd quarter of 2005 against a revenue increase of R$ 57,069 in this quarter;

iv.	Reduction of R$ 49,317 in the Emergency Charges (ECE/EAEE) due to an instruction from ANEEL to cancel the billing of this charge;

v.	An increase of 41.3% (R$ 52,635) in revenue from TUSD, due principally to the migration of industrial customers to the Free Contracting mode.

• Quantity of Energy Sold

Excluding the effects of acquisition of 32.69% of RGE, the quantity of energy sold increased by 6.7% in relation to the same quarter of the previous year. In spite of a reduction of 3.2% in the industrial class, due basically to the migration of customers to the Free Market, there was an increase in the consumption of all the other classes of consumers, especially the residential class, which expanded by 6.2%, and the commercial class, with an increase of 6.6% . The amount sold to concessionaires and licensees (bilateral agreements) also increased by 119.6%, due mainly to the positive performance of commercialization of electricity.

The growth of consumption in the CPFL Energia concession areas in the 3rd quarter of 2006, compared with the same period of the previous year, which impacts both the invoiced supply and the TUSD the billing, was 4.8% . Taking into account the effects of acquisition of 32.69% of RGE, the increase was 10.6% .

Deductions from Operating Revenue

The deductions from Operating Revenue in the 3rd quarter of 2006 amounted to R$ 876,027, a growth of 8.6% (R$ 69,420) in relation to the same quarter of 2005.

Disregarding the effect of suspension of the Emergency Charges (ECE/EAEE), there was an increase of 15.7% (R$ 118,737), which basically reflects the increase in Gross Revenue.

Cost of the Electricity Service

In the 3rd quarter of 2006, the Cost of the Electricity Service was R$ 1,105,653, an increase of 11.0% (R$ 109,882) compared with the same quarter of the previous year, due mainly to:

i.	an increase of 4.8% in the amount of energy acquired;

ii.	an increase in the average price of energy purchased.

Operating Costs and Expenses

The Operating Costs and Expenses in the quarter were R$ 591,900, an increase of 23.3% compared with the same period of the previous year. This increase is due largely to the following factors:

•	Manageable Operating Expenses

These comprise costs for Personnel, Material, Outsourced Services and Others, totaling R$ 257,261 in the 3rd quarter of 2006, an increase of 24.7% (R$ 51,036) in relation to the same quarter of 2005. This increase is due largely to the following factors:

	i.	Personnel: the increase of 16.7% (R$ 13,549) is mainly due to the effects of the 4% salary increase awarded to the employees and to the special payment of Profit Participation (PLR) amounting to R$ 1,491, resulting from advance payment of the company's last proposal for the 2006 Collective Agreement, pending the decision on the Collective Labor Agreement in the TRT, and R$ 4,779 referring to BAESA and the acquisition of 32.69% of RGE;

	ii.	Outsourced Services: The increase of 20.1% (R$ 12,904) is due mainly to the effects of BAESA and of the acquisition of 32.69% of RGE, in addition to the increase in hiring of third parties to sell value added products and services;

	iii.	Material: The increase of 29.8% (R$ 4,195) refers mainly to expenditure in connection with the Research and Development and Energy Efficiency Programs, and the impacts relating to BAESA and the acquisition of 32.69% of RGE;

	iv.	Others: The increase of 43.7% (R$ 20,388) is due principally to the increase of R$ 10,677 in the provision for doubtful accounts, relating basically to amounts receivable from certain city halls, and the increased expense of R$ 4,561 in relation to BAESA and the acquisition of 32.69% of RGE;

•	Private Pension Plan

The Private Pension Plan recorded income of R$ 1,991 in the quarter against an expense of R$ 22,409 in the same period of the previous year. This variation was mainly due to the expected increase in the nominal rate of return on plan assets, as defined in the Actuarial Report as of December 2005.

  Fuel Consumption Account– CCC and Energy Development Account – CDE

The CCC and CDE expenses increased by 43.7% (R$ 75,961) in relation to the same period of the previous year. This increase is basically due to the adjustment of the contributions. The variations in these costs are fully covered by the electricity tariffs.

Financial Income (Expense)

The Financial Income of R$ 1,075 in the quarter was an improvement of 101.5% (R$ 72,445) in relation to the same period of the previous year, mainly due to winning the case referring to PIS/COFINS paid on the increase in the calculation base, ruled in favor of CPFL Paulista and CPFL Piratininga, generating a reversal of expense of R$ 114,015.

Additionally, there was an increase in the expense due to the variations in the General Market Price Index - IGP-M in the quarters, as well as a negative result of R$ 12,978 in relation to BAESA and the acquisition of 32.69% of RGE.

Non-operating income (expense)

The non-operating result of income of R$ 60,710 in the quarter refers basically to:

i. A gain of R$ 62,747 on the Company's disposal of all the shares held in COMGÁS;
ii. A gain of R$ 6,364 recorded by the subsidiary CPFL Paulista, arising from the sale of CPFL Energia shares (Note 7).

Net Income and EBITDA

Based on the above factors, the income for this quarter, after Income Tax and Social Contribution, was R$ 446,761, or 86.2% (R$ 206,797) higher than in the same period of 2005.

The adjusted EBITDA (Net Income for the quarter, eliminating the effects of the private pension plan, depreciation, amortization, financial income (expense), equity pickup, income tax, social contribution and extraordinary item) for the 3rd quarter of 2006 was R$ 791,627, or 38.8% (R$ 221,486) greater than the EBITDA for the same period of 2005 (information not reviewed by the Independent Accountants).

Eliminating the effects of a non-operating income, EBITDA in the 3rd quarter of 2006 would be R$ 730,917, or 28.3% (R$ 161,240) greater than the EBITDA for the same quarter of the previous year (information not reviewed by the Independent Accountants).

The effects of the start of BAESA's operations and the acquisition of 32.69% of RGE, produced increases of R$ 13,558 (6.1%) and R$ 27,738 (13.9%) in EBITDA, and of R$ 2,730 and R$ 8,798 in Net Income, respectively (information not reviewed by the Independent Accountants).

1 HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units)

01	COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	33.050.196/0001-88	PUBLIC SUBSIDIARY	100.00	55.69
COMMERCIAL, INDUSTRIAL AND OTHER		33,831,818,624			33,831,818,623

02	CPFL GERAÇÃO DE ENERGIA S/A	03.953.509/0001-47	PUBLIC SUBSIDIARY	100.00	22.72
COMMERCIAL, INDUSTRIAL AND OTHER		205,487,715,785		205,487,715,784

03	CPFL COMERCIALIZAÇÃO BRASIL S/A	04.973.790/0001-42	CLOSED SUBSIDIARY	100.00	0.01
COMMERCIAL, INDUSTRIAL AND OTHER		455,996		455,996

04	COMPANHIA PIRATININGA DE FORÇA E LUZ	04.172.213/0001-51	PUBLIC SUBSIDIARY	100.00	9.11
COMMERCIAL, INDUSTRIAL AND OTHER		53,031,258,891		53,031,258,890

15.01 – INVESTMENTS

(Not reviewed by independent accountants)

Our principal capital expenditure in the last years have been for the maintenance and upgrading of our distribution network and generation projects. The following table sets forth our capital expenditure for the nine months of 2006, as well as the three years ended December 31, 2005, 2004 and 2003.

	In million of R$

		Year Ended December 31,

	Nine months	2005	2004	2003

Distribution:
CPFL Paulista	164	189	131	125
CPFL Piratininga	87	86	64	64
RGE	108	93	66	45

Total distribution	359	368	261	234
Generation:	196	255	343	331
Commercialization:
CPFL Brasil	2	4	2	0

Total	557	627	606	565

We plan to make capital expenditures totaling approximately R$ 986 million in 2006 and approximately R$ 1,001 million in 2007. Of total budgeted capital expenditure over this period, R$ 915 million is for distribution, R$ 1,057 million is for generation and R$ 15 million is for commercialization.

16.01 OTHER IMPORTANT INFORMATION ON THE COMPANY

Additional information – New Market

Position of the shareholders of CPFL Energia S/A with more than 5% of the shares holding voting rights, as of September 30, 2006:

	Common	Interest - %
Shareholders	Shares

VBC Energia S.A	140,180,856	29.22%
VBC Participações S.A.	43,886,842	9.15%
521 Participações S.A	149,230,373	31.11%
Bonaire Participações S.A	60,713,511	12.65%
BNDES Participações S.A	23,611,251	4.92%
Other shareholders	62,133,897	12.95%

Total	479,756,730	100.00%

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of September 30, 2006 and 2005:

	September 30, 2006		September 30, 2005

	Common		Common
Shareholders	Shares	%	Shares	%

Controlling Shareholders	394,011,582	82.13%	383,477,122	83.20%
Administrator
Executive Officers	43,436	0.01%	45,078	0.01%
Board of Directors	13	0.00%	21	0.00%
Fiscal Council	-	0.00%	-	0.00%
Treasury Shares	-	0.00%	1	0.00%
Other Shareholders – Free Float (**)	85,701,699	17.86%	77,372,091	16.79%

Total	479,756,730	100.00%	460,894,313	100.00%

(**) The 2005 Free Float adapted to the April, 2006 New Market Regulations.

Shareholder’s composition of VBC Energia S/A with more than 5% of common shares (voting right), up to the individuals level, as of September 30, 2006.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(a)	VBC Participações S/A	3,123,551	100.00%	141,055	100.00%	3,264,606	100.00%
	Other Shareholders	7	0.00%	6	0.00%	13	0.00%
	Total	3,123,558	100.00%	141,061	100.00%	3,264,619	100.00%

(a) VBC Participações S/A

	Shareholders	Common Shares	%
(b)	Votorantim Investimentos Industriais S/A	3,166,839,246	33.34%
(c)	Antares Holding Ltda.	3,166,839,246	33.33%
(d)	Camargo Corrêa Energia S/A	3,166,839,246	33.33%
	Other Shareholders	7	0.00%
	Total	9,500,517,745	100.00%

(b) Votorantim Energia Ltda

	Shareholders	Quotas	%
(e)	Votorantim Participações S/A	228,617,352	70.28%
(f)	Companhia Brasileira de Alumínio	70,827,862	21.77%
(g)	Santa Cruz Geração de Energia S/A	25,855,977	7.95%
	Total	325,301,191	100.00%

(c) Antares Holding Ltda

	Shareholders	Quotas	%
(h)	Bradespar S/A	214,076,672	100.00%
	Other Shareholders	1	0.00%
	Total	214,076,673	100.00%

(d) Camargo Corrêa Energia S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(i)	Camargo Corrêa S/A	518,860	100.00%	518,851	100.00%	1,037,711	100.00%
	Other Shareholders	0	0.00%	9	0.00%	9	0.00%
	Total	518,860	100.00%	518,860	100.00%	1,037,720	100.00%

(e) Votorantim Investimentos Industriais S.A.

	Shareholders	Common Shares	%
(j)	Votorantim Participações S/A	3,642,163,802	100.00%
	Other Shareholders	2	0.00%
	Total	3,642,163,804	100.00%

(f) Companhia Brasileira de Alumínio

	Shareholders	Common Shares	%
(e)	Votorantim Investimentos Industriais S/A.	711,334,410	99.74%
	Other Shareholders	1,874,557	0.26%
	Total	713,208,967	100.00%

(g) Santa Cruz Geração de Energia S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(f)	Companhia Brasileira de Alumínio	42,105,504	100.00%	100	100.00%	42,105,604	100.00%
	Other Shareholders	6	0.00%	0	0.00%	6	0.00%
	Total	42,105,510	100.00%	100	100.00%	42,105,610	100.00%

(h) Bradespar S.A.

Shareholders		Common Shares	%	Preferred Shares	%	TOTAL	%
(k)	Cidade de Deus Cia Cial de Participações	11,220,806	36.59%	75,240	0.13%	11,296,046	12.92%
	Fundação Bradesco	4,544,826	14.82%	724,746	1.28%	5,269,572	6.03%
	Fundo de Pensões do Banco Espírito Santo	2,975,000	9.70%	0	0.00%	2,975,000	3.40%
(l)	NCF Participações S.A.	4,286,878	13.98%	0	0.00%	4,286,878	4.90%
	Other Shareholders	7,638,616	24.91%	55,956,238	98.59%	63,594,854	72.74%
	Total	30,666,126	100.00%	56,756,224	100.00%	87,422,350	100.00%

(i) Camargo Corrêa S.A.

Shareholders		Common Shares	%	Preferred Shares	%	TOTAL	%
(m)	Participações Morro Vermelho S.A.	48,937	99.98%	93,099	100.00%	142,036	99.99%
	Other Shareholders	9	0.02%	1	0.00%	10	0.01%
	Total	48,946	100.00%	93,100	100.00%	142,046	100.00%

(j) Votorantim Participações S.A.

	Shareholders	Common Shares	%
(n)	Hejoassu Administração S/A	5,304,772,481	98.59%
	Other Shareholders	76,106,492	1.41%
	Total	5,380,878,973	100.00%

    (k) Cidade de Deus Cia Cial de Participações

	Shareholders	Common Shares	%
(o)	Nova Cidade de Deus Participações S/A	2,460,482,615	44.62%
	Fundação Bradesco	1,819,212,988	32.99%
	Lia Maria Aguiar	417,744,408	7.58%
	Lina Maria Aguiar	466,344,780	8.46%
	Other Shareholders	350,799,534	6.36%
	Total	5,514,584,325	100.00%

(l) NCF Participações S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Fundação Bradesco	14,331,333	25.10%	50,828,750	100.00%	65,160,083	60.38%
(k)	Cidade de Deus Cia Cial de Participações	41,979,583	73.54%	0	0.00%	41,979,583	38.90%
(o)	Nova Cidade de Deus Participações S/A	777,000	1.36%	0	0.00%	777,000	0.72%
	Total	57,087,916	100.00%	50,828,750	100.00%	107,916,666	100.00%

(m) Participações Morro Vermelho S.A.

Shareholders	Common Shares	%
Rosana Camargo Arruda Botelho	4,882,646	33.34%
Renata Camargo Nascimento	4,882,646	33.33%
Regina Camargo Pires Oliveira Dias	4,882,644	33.33%
Other Shareholders	191	0.00%
Total	14,648,127	100.00%

(n) Hejoassu Administração S.A.

Shareholders		Common Shares	%
	State of José Ermírio de Morae Filho	400,000	25.00%
(p)	AEM Participações S/A	400,000	25.00%
(q)	ERMAN Participações S/A	400,000	25.00%
(r)	MRC Participações S/A	400,000	25.00%
	Total	1,600,000	100.00%

(o) Nova Cidade de Deus Participações S.A.

Shareholders		Common Shares	%	Preferred Shares	%	TOTAL	%
	Fundação Bradesco	96,233,613	46.30%	220,235,464	98.35%	316,469,077	73.29%
(s)	Elo Participações S.A.	111,606,996	53.70%	0	0.00%	111,606,996	25.85%
	Caixa Beneficiente Fund. do Bradesco	0	0%	3,699,093	1.65%	3,699,093	0.86%
	Total	207,840,609	100.00%	223,934,557	100.00%	431,775,166	100.00%

(p) AEM Participações S.A.

Shareholders		Common Shares	%	Preferred Shares	%	TOTAL	%
	Antonio Ermírio de Moraes (although having donated his shares to his direct descendants, the shareholder still detains the voting rights at AEM Participações S.A, corresponding to the totality of his common shares, during his lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(t)	JEMF Participações S.A.	0	0.00%	300	33.34%	300	0.00%
(q)	ERMAN Participações S.A.	0	0.00%	300	33.33%	300	0.00%
(r)	MRC Participações S.A.	0	0.00%	300	33.33%	300	0.00%
	Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

(q) ERMAN Participações S.A.

Shareholders		Common Shares	%	Preferred Shares	%	TOTAL	%
	Ermírio Pereira de Moraes (although having donated his shares to his direct descendants, the shareholder still detains the voting rights at ERMAN Participações S.A, corresponding to the totality of his common shares, during his lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(t)	JEMF Participações S/A	0	0.00%	300	33.34%	300	0.00%
(p)	AEM Participações S/A	0	0.00%	300	33.33%	300	0.00%
(r)	MRC Participações S/A	0	0.00%	300	33.33%	300	0.00%
	Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

(r) MRC Participações S.A.

Shareholders		Common Shares	%	Preferred Shares	%	TOTAL	%
	Maria Helena Moraes Scripilliti (although having donated her shares to her direct descendants, the shareholder still detains the voting rights at MRC Participações S.A, corresponding to the totality of her common shares, during her lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(t)	JEMF Participações S/A	0	0.00%	300	33.34%	300	0.00%
(q)	ERMAN Participações S/A	0	0.00%	300	33.33%	300	0.00%
(p)	AEM Participações S/A	0	0.00%	300	33.33%	300	0.00%
	Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

(s) Elo Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Lázaro de Mello Brandão	7,882,512	5.84%	0	0.00%	7,882,512	3.97%
Other Shareholders	127,172,555	94.16%	63,696,161	100.00%	190,868,716	96.03%
Total	135,055,067	100.00%	63,696,161	100.00%	198,751,228	100.00%

(t) JEMF Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
José Ermírio de Moraes Neto	3,500	33.34%	0	0.00%	3,500	33.30%
José Roberto Ermírio Moraes	3,500	33.33%	0	0.00%	3,500	33.30%
Neide Helena de Moraes	3,500	33.33%	0	0.00%	3,500	33.30%
AEM Participações S.A.	0	0.00%	4	33.34%	4	0.04%
ERMAN Participações S.A.	0	0.00%	4	33.33%	4	0.03%
MRC Participações S.A.	0	0.00%	4	33.33%	4	0.03%
Total	10,500	100.00%	12	100.00%	10,512	100.00%

Shareholder’s composition of VBC Participações S.A with more than 5% of common shares (voting right), up to the individuals level, as of September 30, 2006.

Item (a) below

Shareholder’s composition of 521 Participações S.A. with more than 5% of common shares (voting right), up to the individuals level, as of September 30, 2006.

Shareholders	Common Shares	%
Fundo de Investimento Financeiro BB Renda Fixa IV	377,592	15.70%
Fundo Mutuo de Investimento em Ações BB - Carteira Livre I	2,027,402	84.30%
Other Shareholders	6	0.00%
Total	2,405,000	100.00%

Shareholder’s composition of Bonaire Participações S.A. with more than 5% of common shares (voting right), up to the individuals level, as of September 30, 2006.

Shareholders	Common Shares	%
Energia Fundo de Investimento em Participações	66,728,872	100.00%
Other Shareholders	6	0.00%
Total	66,728,878	100.00%

Shareholder’s composition of BNDES Participações S/A with more than 5% of common shares (voting right), up to the individuals level, as of September 30, 2006.

Shareholders	Common Shares	%
Banco Nacional de Desenv.Econômico e Social (1)	1	100.00%
Total	1	100.00%

(1) State agency – Brazilian Federal.
       The quantity of shares are expressed in units

Commitment to arbitrage

The Company is committed to arbitrage in the Market Chamber of Arbitrage, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

17.01 REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
CPFL Energia S.A.
São Paulo - SP

1.
We have performed a special review of the accompanying interim financial statements of CPFL Energia S.A. and subsidiaries, consisting of the individual (Company) and consolidated balance sheets as of September 30, 2006, the related statements of income for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.
The interim financial statements for the quarter and nine-month period ended September 30, 2006 and the balance sheet as of June 30, 2006 of the indirect subsidiary Rio Grande Energia S.A. – RGE were reviewed by other independent auditors, who issued unqualified review reports thereon, dated October 24, 2006 and July 25, 2006, respectively. Those auditors have also reviewed the interim financial statements for the quarter and nine-month period ended September 30, 2005 and issued an unqualified review report thereon, dated October 25, 2006. Our reviews, insofar as they relate to: (a) total assets of this subsidiary as of September 30, 2006 and June 30, 2006, which represent 14.2% and 14.0%, respectively, of the consolidated total assets; (b) the subsidiary’s net result for the nine-month periods ended September 30, 2006 and 2005, which represent 6.3% and 4.3%, respectively, of the consolidated total balances; and (c) the respective investment recorded under th e equity method in the Company’s financial statements, are based solely on the review reports of those auditors.

3.
We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

4.
Based on our special review and the reports of other auditors, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

5.
As discussed in note 3, item (b.1), on October 19, 2006, the National Electric Power Agency (ANEEL) changed, on a provisional basis, the periodic tariff revision rate of 2003 for the subsidiary Companhia Piratininga de Força e Luz from 9.67% to 10.14% . Since this is a provisional tariff revision, it is subject to changes upon definitive approval.

6.	We had previously reviewed the individual (Company) and consolidated balance sheets as of June 30, 2006 and the individual (Company) and consolidated statements of income for the quarter and nine-month period ended September 30, 2005 of CPFL Energia S.A. and subsidiaries, presented for comparative purposes, and issued review reports thereon, dated July 25, 2006 and October 25, 2005, respectively, containing an emphasis of matter paragraph regarding the recording by the subsidiary Companhia Paulista de Força e Luz of a regulatory asset pending approval by ANEEL, which approval was granted this quarter, as discussed in note 3 (b.1).

7.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 26, 2006

DELOITTE TOUCHE TOHMATSU	Walbert Antonio dos Santos
Auditores Independentes	Engagement Partner

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

The subsidiary Companhia Paulista de Força e Luz (“CPFL Paulista”) is a public company and its Comments on the performance of this quarter (the Company and Consolidated) is attached in the Interim Financial Statements as of September 30, 2006, filed at CVM (Brazilian Securities Commission).

The subsidiary CPFL Geração de Energia S.A. is a public company and its Comments on the performance of this quarter (the Company and Consolidated) is attached in the Interim Financial Statements as of September 30, 2006, filed at CVM (Brazilian Securities Commission).

The subsidiary Companhia Piratininga de Força e Luz is a public company and its Comments on the performance of this quarter is attached in the Interim Financial Statements as of September 30, 2006, filed at CVM (Brazilian Securities Commission).

CPFL COMERCIALIZAÇÃO BRASIL S/A

18.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2006 to 09/30/2006	4 - 01/01/2006 to 09/30/2006	5 - 07/01/2005 to 09/30/2005	6 - 01/01/2005 to 09/30/2005
3.01	Operating revenues	463,516	1,354,798	372,529	1,012,612
3.02	Deductions from operating revenues	(64,651)	(185,718)	(51,384)	(136,995)
3.02.01	ICMS	(22,250)	(61,268)	(17,019)	(43,398)
3.02.02	PIS	(7,530)	(22,119)	(6,110)	(16,661)
3.02.03	COFINS	(34,686)	(101,883)	(28,140)	(76,742)
3.02.04	ISS	(185)	(448)	(115)	(194)
3.03	Net operating revenues	398,865	1,169,080	321,145	875,617
3.04	Cost of sales and/or services	(341,086)	(944,628)	(269,701)	(703,630)
3.04.01	Cost of electric energy	(334,530)	(929,492)	(265,279)	(693,310)
3.04.02	Material	(1,596)	(2,926)	(737)	(1,348)
3.04.03	Outsourced services	(4,960)	(12,210)	(3,685)	(8,972)
3.05	Gross operating income	57,779	224,452	51,444	171,987
3.06	Operating Expenses/Income	(2,702)	(5,203)	(113)	(2,489)
3.06.01	Sales and Marketing	(4,659)	(11,975)	(2,250)	(8,240)
3.06.02	General and administrative	(105)	(129)	(15)	(37)
3.06.03	Financial	2,062	6,901	2,152	5,788
3.06.03.01	Financial income	4,464	13,809	3,816	10,402
3.06.03.02	Financial expenses	(2,402)	(6,908)	(1,664)	(4,614)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	0	0	0	0
3.06.06	Equity in subsidiaries	0	0	0	0

CPFL COMERCIALIZAÇÃO BRASIL S/A

18.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2006 to 09/30/2006	4 - 01/01/2006 to 09/30/2006	5 - 07/01/2005 to 09/30/2005	6 - 01/01/2005 to 09/30/2005
3.07	Income from operations	55,077	219,249	51,331	169,498
3.08	Nonoperating income (expense)	(1)	(1)	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	(1)	(1)	0	0
3.09	Income before taxes on income and minority interest	55,076	219,248	51,331	169,498
3.10	Income tax and social contribution	(18,009)	(73,007)	(17,131)	(57,173)
3.10.01	Social contribution	(4,791)	(19,374)	(4,549)	(15,152)
3.10.02	Income tax	(13,218)	(53,633)	(12,582)	(42,021)
3.11	Deferred income tax and social contribution	0	0	0	0
3.12	Statutory profit sharing/contributions	18	17	0	0
3.12.01	Profit sharing	18	17	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders’ equity	0	0	0	0
3.15	Net income (loss) for the period	37,085	146,258	34,200	112,325
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	455,996	455,996	455,996	455,996
	EARNINGS PER SHARE	81.32747	320.74404	75.00066	246.32892
	LOSS PER SHARE

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

CPFL Comercialização Brasil S.A.

Gross Revenue

The Gross revenue for the 3rd quarter of 2006, which includes the operations of the subsidiary CLION, was R$ 463,513, an increase of 24.4% in relation to the same quarter of 2005, largely due to the increase in energy sales to free customers and other concessionaires and licensees. A volume of 5,048 GWh was traded in the quarter, against 4,117 GWh in the same quarter of the previous year.

Net Income

Net income of R$ 37,085 was recorded in the 3rd quarter of 2006, an increase of 8.4% compared to the same quarter of 2005, directly linked to the growth in the commercial operations.

EBITDA (net income before financial income, income tax and social contribution, depreciation and amortization) for the 3rd quarter of 2006 was R$ 53,086, 7.9% higher than in the same quarter of 2005, which amounted to R$ 49,203 (information not reviewed by the Independent Accountants).

SUMMARY

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	INCOME STATEMENT	6
04	01	NOTES TO THE INTERIM FINANCE STATEMENTS	9
05	01	COMMENTS ON PERFORMANCE OF THE QUARTER	51
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	52
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES & SHAREHOLDERS' EQUITY	53
07	01	CONSOLIDATED INCOME STATEMENT	55
08	01	COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER	58
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	62
15	01	INVESTMENTS	63
16	01	OTHER IMPORTANT INFORMATION ON THE COMPANY	64
17	01	REPORT ON SPECIAL REVIEW-UNQUALIFIED	72
		COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	74
		CPFL GERAÇÃO DE ENERGIA S.A.
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	74
		COMPANHIA PIRATININGA DE FORÇA E LUZ
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	74
		CPFL COMERCIALIZAÇÃO BRASIL LTDA
18	02	INCOME STATEMENT OF SUBSIDIARIES	75
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	77

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2006

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.